AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

November 17, 2005

SUPPL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate [redacted]
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

05012914

SEC MAIL PROCESSING
RECEIVED
NOV 25 2005
WASH. D.C. 185 SECTION

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Deborah S. Stein
Vice President Controller

enclosures

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

SEC File # 82-34911

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES PURCHASE OF ALBERTA POWER RETAIL BUSINESS

Calgary, Alberta (November 3, 2005) -- AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that it has closed the purchase of substantially all of the assets and liabilities of iQ2 Power Corp. (iQ2), a privately held, Alberta-based power retail business. The acquisition was initially announced on September 6, 2005 and has an effective date of July 1, 2005.

iQ2 has a strong position in the retail electricity business in Alberta, serving over 700 agricultural, industrial and commercial clients with a total demand of approximately 60 megawatts. Power is sold over a variety of contract terms, both through customer aggregations and direct sales to end-users. In addition to its core power retailing business, it has also entered the natural gas retailing business.

In connection with the acquisition, AltaGas has retained the management and employees of iQ2. The business will be integrated with the AltaGas Energy Services business, and like that business will be a fee for service and fixed margin based business without commodity trading exposure.

David Cornhill, Chairman and CEO of AltaGas remarked, “Our acquisition of iQ2’s assets marks AltaGas’ entry into the Alberta retail power marketplace and enhances our capability across Canada in the Energy Services segment of our business.” He added, “We look forward to the employees of iQ2 joining our team, building strong relationships with their existing clients and growing our national retail energy services business.”

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas’ Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST TO HOLD CONFERENCE CALL AND WEBCAST ON THIRD QUARTER RESULTS ON NOVEMBER 9, 2005

Calgary, Alberta (November 4, 2005) -- AltaGas Income Trust (AltaGas or the Trust) will announce its third quarter 2005 earnings results on Wednesday, November 9, 2005. A conference call and webcast to discuss the results will be held the same day.

Time:	2:00 p.m. Mountain Time (4:00 p.m. Eastern Time)
Dial-in:	1-416-640-4127 or 1-800-814-3911 toll-free
Webcast:	http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1261040

Shortly after the conclusion of the live call, a replay will be available by dialing 1-416-640-1917 or 1-877-289-8525. The pass code is 21157544 followed by the pound key. The replay will expire at midnight (ET) on November 16, 2005. The webcast will be available through a link on our website for approximately 60 days.

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

- 30 -

SEC File # 82-34911

AltaGas utility group

AltaGas

NEWS RELEASE

ALTAGAS UTILITY GROUP INC. FILES FINAL PROSPECTUS AND ANNOUNCES PRICING OF INITIAL PUBLIC OFFERING

NOT FOR DISTRIBUTION IN THE U.S. OR TO U.S. NEWSWIRE SERVICES

Calgary, Alberta (November 4, 2005) – AltaGas Utility Group Inc. (the Corporation) and AltaGas Income Trust (the Trust) (TSX: ALA.UN) announced today that the Corporation has filed and been receipted for a final prospectus with the securities regulatory authorities in all of the provinces of Canada relating to the Corporation's initial public offering of its common shares consequent to the spin-out of the Trust's natural gas distribution business. This spin-out was first announced on May 25, 2005 and an amended and restated preliminary prospectus was filed on October 21, 2005.

The final prospectus qualifies for sale the Treasury Offering of 390,000 common shares by the Corporation at a price of $7.50 per share for gross proceeds of approximately $2.9 million. The final prospectus also qualifies for sale the Secondary Offering of 1,716,000 common shares of the Corporation by AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) at the same price of $7.50 per share, for gross proceeds of approximately $12.9 million (the Treasury Offering and the Secondary Offering collectively being the Offering).

In addition, the prospectus qualifies the Trust and AltaGas LP#1 to distribute 3,900,000 common shares of the Corporation to Trust unitholders and holders of exchangeable partnership units of AltaGas LP#1. The Corporation's shares will be distributed at one common share for approximately each 14 trust units or exchangeable partnership units held. The exact number of shares to be received by each unitholder will be determined on the record date of November 14, 2005 at 4:30 p.m. (Calgary time), and will be included in a press release issued by the Trust on that date. Registered unitholders will receive a share certificate for shares of the Corporation in the mail. Non-registered unitholders should see the shares credited to their investment accounts. Following completion of the Offering and the distribution of shares to unitholders, the Trust will indirectly retain 2,184,000 common shares, or approximately 27 percent of the Corporation.

The spin-out is expected to close on November 17, 2005. At that time, the Corporation will draw on new credit facilities with a syndicate of Canadian chartered banks and use such funds, together with the net proceeds of the Treasury Offering, to repay debt to the Trust. The Trust will use the cash received to reduce its debt.

Upon completion of the Offering, the Corporation will be a publicly traded holding company with 8,190,000 shares outstanding, owning indirect interests in three companies, AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd., each operating natural gas distribution utilities in Canada.

The underwriting syndicate for the Offering was co-led by Clarus Securities Inc. and RBC Capital Markets, and includes BMO Nesbitt Burns Inc., National Bank Financial Inc. and Scotia Capital Inc. The Corporation

and AltaGas LP#1 have each granted the underwriters an option exercisable for a period of 30 days following closing for an additional 15 percent of the Treasury Offering and the Secondary Offering. If the over-allotment option is exercised in full, 8,248,500 shares of AltaGas Utility Group Inc. will be outstanding, and the Trust's indirect ownership will be reduced to approximately 23 percent of the Corporation.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, they may not be offered or sold within the United States except pursuant to registration under the 1933 Act and applicable state securities laws or pursuant to an exemption from registration therefrom.

A copy of the final prospectus relating to the Offering may be obtained from Clarus Securities Inc., 130 King St. West, Suite 3640, Toronto, ON M5X 1A9 (tel.: 416-343-2775) or at www.sedar.com.

The Trust's Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

The Toronto Stock Exchange has conditionally approved the listing of the Corporation's common shares under the symbol AUI and listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before February 1, 2006.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the final prospectus filed by AltaGas Utility Group Inc. and the reports filed by AltaGas Income Trust with Canadian securities regulators. AltaGas Utility Group Inc. and the Trust disclaim any intention or obligation to update or revise any forward-looking information whether as a result of new information or future events.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas NEWS RELEASE

SEC File # 82-34911

ALTAGAS ANNOUNCES THIRD QUARTER EARNINGS

CALGARY, November 9, 2005 (TSX: ALA.UN) AltaGas Income Trust (AltaGas or the Trust) today announced third quarter net income of $17.2 million ($0.32 per unit), compared to $17.1 million ($0.33 per unit) for the same quarter of 2004. For the nine months ended September 30, 2005 AltaGas reported net income of $63.9 million ($1.19 per unit), up 60 percent from $40.0 million ($0.83 per unit) during the same period last year.

AltaGas Income Trust also declared a distribution of $0.16 per trust unit and exchangeable unit payable on December 15, 2005 to holders of record on November 25, 2005. AltaGas' total distributions declared in the third quarter 2005 were $0.47 per unit.

David Cornhill, Chairman and CEO of the Trust, commented, "Our operations continued to perform well in the third quarter. Energy Services' operating margin was up 25 percent, and Gathering and Processing operations maintained high reliability in a quarter that included significant planned turnarounds and maintenance." He added, "Fourth quarter results are expected to benefit from higher power prices and the historically strong fourth quarter Gathering and Processing performance."

Key drivers of results in the quarter and first nine months of 2005 were strong operating performance and contributions from acquisitions made in the latter half of 2004. In the quarter, this was partially offset by higher costs resulting from facility turnarounds, higher operating costs and higher administrative costs including those to comply with CEO/CFO certification requirements. The first nine months of the year benefited from a non-recurring, after-tax gain of $7.9 million from the Trust's ownership reduction in Taylor NGL Limited Partnership in the first quarter of 2005, lower interest expense as a result of lower debt balances and lower income taxes as a result of the conversion to a trust in May 2004.

FINANCIAL HIGHLIGHTS [(1)]

- Earnings before interest, taxes, depreciation and amortization (EBITDA) increased to $35.3 million this quarter from $33.8 million compared to the same quarter last year and on a year-to-date basis is up to $115.7 million from $92.8 million.
- Funds generated from operations were $31.1 million for third quarter 2005 and $92.6 million for the first nine months of 2005, compared to $28.6 million and $74.7 million respectively in the same periods in 2004.
- Distributable cash increased to $29.6 million ($0.54 per unit) in third quarter 2005 and to $87.2 million ($1.62 per unit) in the first nine months of 2005, from $26.6 million ($0.52 per unit) in third quarter 2004 and $70.4 million ($1.46 per unit) in the first nine months of 2004.
- AltaGas completed the issuance of $100.0 million of senior unsecured medium-term notes, which carry a coupon rate of 4.4 percent and mature on September 1, 2010. AltaGas anticipates annual interest expense savings of approximately $2.9 million due to the lower interest rate as compared to the $100.0 million medium-term notes issued in 2000, which matured on October 4, 2005.

(1) *Includes non-GAAP financial measures. Please see discussion in Non-GAAP Financial Measures section of the Trust's third quarter Management's Discussion and Analysis.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated November 9, 2005 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust for the three and nine month periods ended September 30, 2005 and the notes thereto and with the audited consolidated financial statements and MD&A contained in the Trust's annual report for the year ended December 31, 2004.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the security holders of AltaGas Services Inc. (ASI) voted in favour of a plan of arrangement to reorganize the business into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) or AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust now indirectly holds through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flows of the Trust are solely dependent on the results of the operating subsidiaries and are derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the trust structure.

AltaGas General Partner Inc., through its Board of Directors who are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust.

The Trust pays cash distributions on the 15th day of each month, to unitholders of record on the 25th day of the previous month or in each case the following business day if the payment date or record date falls on a weekend or holiday.

Distributions declared were $0.15 for July 2005 and increased to $0.16 per unit for August and September of 2005. Total third quarter distributions declared were $0.47 per unit or $25.5 million. During the third quarter of 2004 the Trust distributions declared were $0.45 per unit, or $23.2 million. The following table summarizes AltaGas' dividend and distribution declaration history[1].

(dollars per unit)	**2005**	2004	2003	2002	2001
First quarter	**$ 0.45**	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second quarter	**0.45**	0.30	0.08	0.06	0.03
Third quarter	**0.47**	0.45	0.11	0.08	0.06
Fourth quarter		0.45	0.11	0.08	0.06
	$ 1.37	$ 1.31	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. The Trust conversion occurred in May 2004 and monthly distributions were declared to unitholders beginning in May 2004.

Holders of AltaGas Income Trust units are eligible for the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase plans (DRIP). Due to regulatory changes, effective September 14, 2005 holders of exchangeable units of AltaGas LP#1 are no longer eligible for Premium Distribution™, Distribution Reinvestment or Optional Unit Purchase plans. DRIP participation generated $7.3 million in new equity through the issuance of 285,589 trust units in the third quarter of 2005. Since the DRIP was introduced in May 2004 it has contributed a total of $30.1 million of new equity and 1,364,505 of new units as of September 30, 2005. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

CONSOLIDATED RESULTS

Consolidated Financial Results ($ millions)	Three months ended September 30 **2005**	2004	Nine months ended September 30 **2005**	2004
Revenue	**369.4**	178.5	**1,039.5**	547.4
Net revenue[(1)]	**65.4**	60.6	**203.8**	176.2
EBITDA[(1)]	**35.3**	33.8	**115.7**	92.8
Net income	**17.2**	17.1	**63.9**	40.0
Net additions to capital assets	**17.5**	55.3	**26.1**	75.8
Total assets	**1,200.2**	958.7	**1,200.2**	958.7
Long-term liabilities	**305.3**	354.5	**305.3**	354.5
Cash flows				
Funds generated from operations[(1)]	**31.1**	28.6	**92.6**	74.7
Distributable cash[(1)(2)]	**29.6**	26.6	**87.2**	70.4
Distributions paid[(3)]	**24.9**	23.1	**73.1**	35.1
($ per unit)				
EBITDA	**0.65**	0.66	**2.15**	1.93
Net income	**0.32**	0.33	**1.19**	0.83
Cash flows				
Funds generated from operations [(1)]	**0.57**	0.55	**1.72**	1.55
Distributable cash[(1)(2)]	**0.54**	0.52	**1.62**	1.46
Distributions declared[(3)]	**0.47**	0.45	**1.37**	0.86
Units outstanding (millions)				
Weighted average number of units outstanding for the period	**54.2**	51.4	**53.8**	48.2
End of period	**54.3**	51.7	**54.3**	51.7

(1) Non-GAAP financial measure. See discussion in the following section of this MD&A.
(2) Based on cash from operations and is not impacted by investing and financing activities, consequently the first quarter of 2005 does not include proceeds of $12.8 million from sale of units in Taylor NGL Limited Partnership.
(3) Distributions of $0.16 per unit per month declared commencing in August 2005. From May 2004 to July 2005 distributions of $0.15 per unit per month were declared. In the first quarter of 2004 dividends of $0.11 per share were declared.

Net income for the three months ended September 30, 2005 was $17.2 million compared to $17.1 million for the same period in 2004. The increase was due to lower operating income, more than offset by lower income tax expense in the quarter compared to the same quarter last year. Lower operating income in the quarter was due to higher costs resulting from facility turnarounds and higher operating and administrative costs, which more than offset the higher income resulting from higher power prices.

Net income for the nine months ended September 30, 2005 was $63.9 million, an increase of $23.9 million compared to $40.0 million for the same period in 2004. The increase was due to higher operating income, lower interest expense as a result of lower debt balances and lower income taxes as a result of the conversion to a trust in May 2004.

Net income for the nine months ending September 30, 2005 included the $7.9 million after-tax gain on the Taylor NGL Limited Partnership (Taylor) disposition and dilution gain in the first quarter, partially offset by $0.5 million after-tax equity loss due to Taylor's management reorganization transaction in the second quarter.

Net income in the nine months ended September 30, 2004 included approximately $4.4 million costs pre-tax related to the conversion to an income trust.

Funds generated from operations for the three and nine months ended September 30, 2005 were $31.1 million and $92.6 million, respectively, compared to $28.6 million and $74.7 million for the same periods last year. The increase was primarily due to business growth and higher distributions received from equity investments.

Revenue for the three and nine months ended September 30, 2005 was $369.4 million and $1,039.5 million respectively, an increase of 107 percent and 90 percent from the same periods in 2004. The increases were primarily due to the third quarter 2004 acquisition of the Edmonton Ethane Extraction Plant (EEEP) and the fourth quarter 2004 acquisition of PremStar. Revenue for the nine months ended September 30, 2005 also included the Taylor gains mentioned earlier.

Operating and administrative expenses for the quarter and nine months ended September 30, 2005 were $30.1 million and $88.1 million, respectively, compared to $26.8 million and $83.4 million for the same periods in 2004. The increases in operating and administrative expenses related primarily to increased costs from acquisitions completed in late 2004, turnaround costs, higher general corporate expenses to support the growth in the Trust and higher costs incurred to meet new certification requirements for reporting issuers by the Canadian Securities Administrators. Administrative costs are allocated to operating segments resulting in higher operating and administrative costs at the segment level.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three and nine months ended September 30, 2005 was $35.3 million and $115.7 million, respectively, an increase of four percent and 25 percent compared to the same periods in 2004.

Amortization expense for the third quarter and first nine months of 2005 increased to $12.4 million and $36.6 million, respectively, compared to $10.4 million and $30.6 million for the same periods in 2004. The higher expense was due mainly to increases in the Trust's capital asset base resulting from acquisitions and internal expansion projects, as well as increased amortization at AltaGas Utilities Inc. resulting from a recent depreciation study.

Interest expense for the three months ended September 30, 2005 was $5.1 million, an increase of $0.2 million compared to $4.9 million for the same period in 2004. For the nine months ended September 30, 2005 interest expense was $15.2 million, compared to $15.8 million for the same period in 2004. The decrease for the nine months ended September 30, 2005 was due to lower average debt balances resulting from the Trust's equity issue in June 2004 and higher funds generated from operations that resulted in lower amounts being drawn on existing credit facilities, partially offset by interest on a capital lease acquired in the third quarter of 2004.

Income tax expense for the third quarter and nine months ended September 30, 2005 was $0.6 million and $80 thousand, respectively, compared to $1.4 million and $6.4 million for the same periods in 2004. The quarter over quarter variance resulted from adjustments in 2005 related to the Income Trust conversion. The decrease in income tax expense on a year-to-date basis reflects AltaGas as an income trust for the full nine months of 2005 compared to five months for the same period in 2004. Once restructured as an income trust, corporate subsidiaries' taxable income is generally reduced to zero by interest payments to the Trust. Payments received by the Trust in the form of interest distributions or other income from its subsidiaries are taxable income to the Trust. As the Trust is entitled to deduct its administrative costs and distributions to unitholders and since in accordance with its Trust indenture it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future. Incorporated subsidiaries in AltaGas' NGD segment, which operate as regulated businesses under utility board regulation, will continue to pay income tax.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other issuers.

Net Revenue	**Three months ended September 30**		**Nine months ended September 30**	
($ millions)	**2005**	2004	**2005**	2004
Net revenue	**65.4**	60.6	**203.8**	176.2
Add: Cost of sales	**304.0**	117.9	**835.7**	371.2
Revenue (GAAP financial measure)	**369.4**	178.5	**1,039.5**	547.4

In the Energy Services and Natural Gas Distribution segments and the extraction component, net revenue is a better measure of business performance than revenue.

Operating Income	**Three months ended September 30**		**Nine months ended September 30**	
($ millions)	**2005**	2004	**2005**	2004
Operating income	**22.9**	23.4	**79.1**	62.2
Add (deduct): Interest	**(5.1)**	(4.9)	**(15.2)**	(15.8)
Income taxes	**(0.6)**	(1.4)	**nil**	(6.4)
Net income (GAAP financial measure)	**17.2**	17.1	**63.9**	40.0

AltaGas reports segmented operating income in note 8 to the Interim Consolidated Financial Statements. Interest and income taxes are not allocated to business segments hence operating income is used to measure segment operating performance.

EBITDA	**Three months ended September 30**		**Nine months ended September 30**	
($ millions)	**2005**	2004	**2005**	2004
EBITDA	**35.3**	33.8	**115.7**	92.8
Add (deduct): Amortization	**(12.4)**	(10.4)	**(36.6)**	(30.6)
Interest	**(5.1)**	(4.9)	**(15.2)**	(15.8)
Income taxes	**(0.6)**	(1.4)	**nil**	(6.4)
Net income (GAAP financial measure)	**17.2**	17.1	**63.9**	40.0

EBITDA is a measure of the Trust's ability to generate cash and cover interest payments.

Funds Generated from Operations ($ millions)	**Three months ended September 30** **2005**	2004	**Nine months ended September 30** **2005**	2004
Funds generated from operations	**31.1**	28.6	**92.6**	74.7
Add (deduct): Net change in non-cash working capital and other	**3.7**	1.6	**(9.8)**	4.6
Cash from operations (GAAP financial measure)	**34.8**	30.2	**82.8**	79.3

Funds generated from operations reports the Trust's ability to generate cash from operations after interest and taxes excluding the impact of changes to the Trust's non-cash working capital and other.

Distributable Cash ($ millions)	**Three months ended September 30** **2005**	2004	**Nine months ended September 30** **2005**	2004
Distributable cash flow	**29.6**	26.6	**87.2**	70.4
Add (deduct): Maintenance capital expenditures	**1.5**	2.0	**5.4**	4.3
Net change in non-cash working capital and other	**3.7**	1.6	**(9.8)**	4.6
Cash from operations (GAAP financial measure)	**34.8**	30.2	**82.8**	79.3

Distributable cash is used to evaluate the Trust's ability to maintain its distributions to unitholders.

In the first quarter of 2005, AltaGas sold 1.4 million units of Taylor for proceeds of $12.8 million. As the Trust's distributable cash is based on cash from operations net of the change in non-cash working capital and other and maintenance capital expenditures, it is not impacted by changes to cash resulting from investing or financing activities and hence does not include the proceeds from the sale of Taylor units.

RESULTS OF OPERATIONS BY SEGMENT

AltaGas reports financial results to the operating income level on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

Operating Income ($ millions)	**Three months ended September 30** **2005**	2004	**Nine months ended September 30** **2005**	2004
Gathering and Processing	**10.1**	12.1	**39.8**	31.3
Energy Services	**13.3**	11.6	**34.3**	26.9
Natural Gas Distribution	**(0.5)**	(0.3)	**5.0**	4.0
	22.9	23.4	**79.1**	62.2

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results	Three months ended September 30		Nine months ended September 30	
($ millions)	**2005**	2004	**2005**	2004
Revenue	**80.5**	53.1	**236.9**	146.4
Net revenue	**44.6**	39.8	**136.9**	115.3
Operating and administrative expense	**27.0**	21.1	**75.0**	64.6
Amortization expense	**7.5**	6.6	**22.1**	19.4
Operating income	**10.1**	12.1	**39.8**	31.3

	Three months ended September 30		Nine months ended September 30	
Operating Statistics	**2005**	2004	**2005**	2004
Field gathering and processing				
Capacity (Mmcf/d)(1)	**926**	906	**926**	906
Throughput (gross Mmcf/d)(2)	**554**	552	**560**	559
Capacity utilization (percent)(3)	**60**	61	**60**	61
Average working interest (percent)(1)	**89**	89	**89**	89
Extraction				
Inlet capacity (Mmcf/d)(1)	**539**	539	**539**	539
Production (Bbls/d)(2)	**18,065**	13,054	**19,339**	10,812
Transmission volumes (Mmcf/d)(2)(4)	**431**	417	**432**	409

(1) As at September 30
(2) Average for the period
(3) Third quarter average
(4) Excludes condensate pipeline volumes

Gathering and Processing segment revenue for the third quarter and first nine months of 2005 was $80.5 million and $236.9 million, respectively, compared to $53.1 million and $146.4 million for the same periods in 2004.

Net revenue for the three and nine-month periods ended September 30, 2005 was $44.6 million and $136.9 million, respectively, compared to $39.8 million and $115.3 million for the same periods in 2004. Revenues and net revenues increased as a result of the acquisition of EEEP in August of 2004 as well as higher operating cost recovery in the field gathering and processing component.

Operating income for the third quarter of 2005 was $10.1 million, compared to $12.1 million for the same period in 2004. The acquisition of EEEP and strong operational performance in the field gathering and processing component including expansions at Marten Creek, Kirkpatrick Lake and Windfall facilities, were more than offset by higher costs due to scheduled turnarounds and maintenance and higher operating and administrative costs in the quarter.

For the first nine months of 2005, operating income also included the $8.6 million non-recurring gain related to the Trust's investment in Taylor consisting of the pre-tax gain of $9.2 million reported in the

first quarter of 2005 resulting from an equity issue and dilution gain, partially offset by a pre-tax loss of $0.6 million reported in the second quarter of 2005 as a result of Taylor's June 29, 2005 management reorganization transaction.

In the field gathering and processing component, net revenue for the three and nine-month periods ended September 30, 2005 increased to $29.3 million and $84.8 million, respectively, compared to $27.5 million and $81.4 million for the same periods in 2004. The increase was due to strong operational performance, acquisitions and expansions. During the third quarter of 2005, AltaGas completed scheduled turnarounds and maintenance projects at its processing facilities. The turnarounds are accounted for as operating expense and scheduled as normal operations to maintain operating efficiencies. These turnarounds and maintenance projects resulted in a decrease in average throughput volumes by approximately 5 Mmcf/d over the quarter. AltaGas' processing facilities continued to experience operational availability in the 98 percent range, which resulted in net revenue being only marginally affected by these shutdowns. The Marten Creek facility was shutdown and curtailed for an equivalent of four days lost production due to expansion activity.

During the third quarter, AltaGas continued to execute its growth strategy by initiating gas plant construction projects in the Clear Prairie and Princess areas of Alberta. The two projects are licensed to add 35 Mmcf/d of gas processing capacity and commissioning of the plants is anticipated to occur in early to mid-December 2005, subject to regulatory approvals being received. Total construction costs for the two projects are estimated to be approximately $20 million. The Clear Prairie gas plant will expand operations in northwest Alberta near the British Columbia border into a new production area. The Princess gas plant leverages off existing operations at Bantry and expands AltaGas' presence in the area. These development projects are supported by producer commitments designed to mitigate AltaGas' financial exposure to potential throughput declines.

In the extraction component, the Empress EnCana facility experienced a two-week shutdown in early July related to severe weather conditions that occurred in June. However, net revenue for the three and nine-month periods ended September 30, 2005 was not impacted by these conditions due to commercial arrangements in place and operational flexibility at Empress. Net revenue for the three and nine-month periods ended September 30, 2005 increased to $7.5 million and $21.5 million, respectively, compared to $5.5 million and $12.6 million for the same periods in 2004. Average ethane and NGL volumes extracted for the third quarter and first nine months of 2005 were 18,065 and 19,339 Bbls/d, respectively, compared to 13,054 and 10,812 Bbls/d for the same periods in 2004. Volume and net revenue increases in 2005 were mainly due to the acquisition of a 48 2/3 percent interest in EEEP in late August 2004.

Gross invested capital additions in the Gathering and Processing segment were $13.6 million for the third quarter and $29.3 million for the nine months ended September 30, 2005, compared to $49.0 million for the third quarter and $67.7 million for the nine months ended September 30, 2004.

Gathering and Processing Outlook

The outlook for the Gathering and Processing segment is positive for the remainder of 2005 and 2006 due to high levels of drilling activity in AltaGas' catchment areas, which is expected to result in increased volume throughput and expansion opportunities.

On October 11, 2005 AltaGas announced that it had acquired a 100 percent working interest in the 24 Mmcf/d Blair Creek sweet gas processing facility near Fort St. John, British Columbia for $9.5 million. The facility went into service on October 30, 2005. The Blair Creek gas plant provides much needed sweet gas processing capacity to producers in this area of northeast British Columbia, while allowing AltaGas to serve new production areas in British Columbia with the potential for continued growth.

ENERGY SERVICES

The Energy Services segment includes the power and gas services components as well as the oil and gas production component. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

Financial Results	Three months ended September 30		Nine months ended September 30	
($ millions)	**2005**	2004	**2005**	2004
Revenue	**319.3**	124.4	**873.2**	381.3
Net revenue	**20.7**	16.6	**56.8**	41.0
Operating and administrative expense	**4.5**	2.7	**14.0**	7.6
Amortization expense	**2.9**	2.3	**8.5**	6.5
Operating income	**13.3**	11.6	**34.3**	26.9

Operating Statistics	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Power services				
Volume of power sold (thousands of MWh)	**872**	877	**2,587**	2,603
Average price received on the sale of power ($/MWh)	**55.40**	49.22	**51.03**	48.30
Alberta Power Pool average spot price ($/MWh)	**66.79**	54.35	**54.72**	54.40
Gas services				
Retail energy service contracts[1]	**408**	-	**408**	-
Average wholesale volumes marketed (GJ/d)	**299,282**	144,160	**314,167**	151,057

[1] Active retail energy service contracts at the end of the reporting period

Net revenue in the Energy Services segment for the three and nine months ended September 30, 2005 was $20.7 million and $56.8 million, respectively, compared to $16.6 million and $41.0 million for the same periods in 2004. The increases were mainly due to an acquisition in the gas services component in October 2004, combined with increased margins in the power services component related to increased power prices received on the sale of power.

Net revenue in the power services component for the three and nine months ended September 30, 2005 was $15.0 million and $39.6 million, an increase of eight percent and 14 percent, respectively, from $13.9 million and $34.6 million for the same periods in 2004. The increases were largely due to higher prices received on the sale of power. For the three months ended September 30, 2005, increased revenue was partially offset by higher transmission costs and an unfavourable Alberta Electric System Operator (AESO) true-up on transmission charges. AESO is entitled to recover or refund variances between revenues collected through transmission charges and expense incurred by the AESO through true-up adjustments calculated on a quarterly basis. For the third quarter of 2005, the adjustment resulted in a charge to earnings of $1.4 million, while in the third quarter of 2004 the adjustment was an increase to earnings of $0.9 million.

AltaGas reduces its exposure to power price volatility by locking in prices on the majority of its available power supply. This is done by entering into forward contracts with terms ranging from one month to three years. The average price received on the sale of power for the three and nine months ended September 30, 2005 was $55.40/MWh and $51.03/MWh, respectively, compared to $49.22/MWh and $48.30/MWh for the same periods last year.

The gas services component's net revenue for the three and nine months ended September 30, 2005 was $3.0 million and $10.6 million, compared to $1.0 million and $1.3 million for the same periods in 2004. The increases were primarily due to the energy wholesale and retail business acquired in October 2004. The energy retail business consists of one to three-year contracts with commercial, industrial and institutional end-users on a fee for service basis. The acquisition also contributed fixed margins received on the sale of wholesale gas supply, which further increased net revenue for the period.

Energy Services Outlook

AltaGas executes a hedging strategy designed to mitigate the impact of power price volatility on earnings. On an ongoing basis the Trust locks in a significant portion of its power supply at fixed prices. Recent forward power prices in Alberta have been higher than previous years, resulting in hedged power volumes at higher average prices for 2006 compared to prices received in 2005. The 100 MW Genesee power supply arrangement expires in March 2006, however, the decline in earnings is expected to be offset by higher prices on hedged volumes from the Sundance Power Purchase Arrangement. AltaGas continues to pursue growth opportunities in power generation projects and the acquisition of power supply contracts.

In the gas services component, the energy retail business continues to generate cash flow and earnings in line with expectations. New retail customers acquired in the third quarter included a national hotel chain, a major Canadian brewery, and a major merchandise retail chain. Although regulatory changes resulted in a decrease in the number of retail contracts compared to last quarter, the new contracts are expected to have an overall positive impact on results during the remainder of 2005 and 2006.

As described in the "Subsequent Events" section of this MD&A, AltaGas closed the acquisition of iQ2 Power Corp. (iQ2) on November 3, 2005. iQ2 operates in the power and natural gas retail markets in Alberta, serving over 700 agricultural, industrial and commercial clients with a total demand of approximately 60 MW. This acquisition supports AltaGas' strategy of developing a national energy retail services business serving commercial, industrial and institutional end-users.

In 2006 the gas services component's earnings are expected to benefit from the acquisition of iQ2, as well as from organic growth in retail gas and electricity services.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AUI), AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited (Heritage Gas).

Financial Results	**Three months ended September 30**		**Nine months ended September 30**	
($ millions)	**2005**	2004	**2005**	2004
Revenue	**18.2**	14.0	**86.6**	82.7
Net revenue	**6.1**	5.1	**24.8**	21.0
Operating and administrative expense	**4.6**	3.9	**13.8**	12.3
Amortization expense	**2.0**	1.5	**6.0**	4.7
Operating income	**(0.5)**	(0.3)	**5.0**	4.0

	Three months ended September 30		**Nine months ended September 30**	
Operating Statistics(1)	**2005**	2004	**2005**	2004
Volume of natural gas distributed				
Sales (Bcf)	**1.4**	1.5	**8.8**	9.2
Transportation (Bcf)	**2.5**	2.6	**7.4**	8.2
Degree day variance (percent) (2)	**18.0**	24.8	**(0.1)**	6.6
Number of customers(3)	**61,017**	60,048	**61,017**	60,048

(1) AUI only
(2) Variance from 20-year average. Positive variances are favourable.
(3) At September 30

The natural gas distribution business is highly seasonal, with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of segment annual net revenue, resulting in strong first and fourth quarter results and second and third quarter results that show either small profits or losses.

For the third quarter and first nine months of 2005, net revenue in the Natural Gas Distribution segment was $6.1 million and $24.8 million, respectively, compared to $5.1 million and $21.0 million for the same periods in 2004. The increases were due to AUI's anticipated rate increases to recover higher operating costs and amortization, partially offset by warmer weather in 2005 compared to 2004.

In December 2004 AUI filed a Phase 1 General Rate Application for 2005 and 2006. A hearing on the application was completed on July 20, 2005 and a decision on this phase is expected in the fourth quarter of 2005.

Heritage Gas continues to expand service within the Dartmouth area. In September Heritage Gas activated newly constructed transmission and distribution systems and commenced service to customers in the town of Amherst and Cumberland County. In August Heritage Gas received proceeds from a $7.6 million loan provided by the Province of Nova Scotia. The proceeds of the loan are to be used to finance a portion Heritage Gas' capital expenditures to expand its system.

Natural Gas Distribution Outlook

On May 25, 2005 AltaGas announced that its Board of Directors had approved in principle the spin-out of the natural gas distribution business as a public corporation separate from AltaGas Income Trust and its subsidiaries. The spin-out is expected to close on November 17, 2005. No gain or loss is expected to be reported as a result of the transaction.

See "Proposed Transactions" section of this MD&A for additional details.

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

($ millions)	**Q3-05**	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04	Q1-04	Q4-03[(1)]
Net revenue	65.4	63.0	75.4	68.8	60.6	59.1	56.5	61.0
Operating income	22.9	22.0	34.2	29.4	23.4	17.6	21.2	25.9
Net income	17.2	19.1	27.6	25.8	17.1	11.9	11.0	12.0
($ per unit)								
Earnings								
Basic	0.32	0.35	0.52	0.49	0.33	0.25	0.24	0.26
Diluted	0.32	0.35	0.52	0.48	0.33	0.25	0.24	0.26
Dividends/distributions[(2)]	0.47	0.45	0.45	0.45	0.45	0.30	0.11	0.11

(1) Prior period has been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations.

(2) On August 10, 2005 the Trust announced an increase in the monthly distribution to $0.16 per unit. The distributions for the second quarter of 2004 are for the period starting May 1, 2004, the effective date of the Trust. Prior to May 1, 2004 ASI paid quarterly dividends from the first quarter of 2001 through the first quarter of 2004.

Identifiable trends in AltaGas' business in the past eight quarters reflect the organization's conversion to a trust, its growth, a favourable business environment, seasonality in the natural gas distribution business and asset dispositions.

The conversion to a Trust was effective May 1, 2004. Operating performance improvements, acquisitions, gains on asset dispositions and a positive income tax impact resulting from the reorganization into a Trust contributed to period over period improvements in the results.

Significant items which have impacted individual quarterly earnings were as follows:

- Fourth quarter 2003 net income was higher by approximately $0.2 million as a result of the expansion of the Empress extraction facility completed late in the third quarter of 2003.
- Net income for the first quarter of 2004 included approximately $0.4 million of net income contributed from the Rainbow Lake gathering and processing facilities acquired in late 2003.
- Second quarter 2004 net income was unfavourably impacted by $2.4 million in non-cash compensation expense recorded as the result of all outstanding unvested employee trust unit options vesting effective May 1, 2004 and by trust conversion costs of $3.5 million, partially offset by lower income tax expense resulting from the conversion to a trust.
- Net income in the third quarter of 2004 reflected continuing trust conversion costs, with AltaGas recording $0.9 million of trust conversion expenses for the quarter. During the quarter AltaGas also closed the acquisition of a 48 2/3 percent interest in EEEP from BP Canada Energy Resources Company.
- Fourth quarter 2004 net income included the results of the PremStar businesses, acquired on October 6, 2004, which increased net income by $1.4 million.

- Net income for the first quarter of 2005 included a $7.9 million after-tax gain related to the change in the Trust's ownership interest in Taylor.

- Second quarter 2005 net income included an after-tax loss of $0.5 million related to the Trust's ownership interest in Taylor.

Third quarter 2005 results are discussed in detail in this MD&A.

PROPOSED TRANSACTIONS

On May 25, 2005 AltaGas Income Trust announced its intention to spin-out its natural gas distribution business, into a separate publicly traded company, AltaGas Utility Group Inc. The Trust currently owns all of Utility Group and on closing will distribute a portion of the common shares of Utility Group to the Trust's unitholders and close the sale of a portion of its units, retaining approximately 25 percent of Utility Group.

On November 4, 2005 AltaGas Utility Group Inc. filed and was receipted for a final prospectus relating to Utility Group's initial public offering of its common shares consequent to the spin-out of the Trust's natural gas distribution business.

The final prospectus qualifies for sale the Treasury Offering of 390,000 common shares by Utility Group at a price of $7.50 per share for gross proceeds of approximately $2.9 million. The final prospectus also qualifies for sale the Secondary Offering of 1,716,000 common shares of Utility Group by AltaGas LP#1 at the same price of $7.50 per share, for gross proceeds of approximately $12.9 million (the Treasury Offering and the Secondary Offering collectively being the Offering).

In addition, the prospectus qualifies the Trust and AltaGas LP#1 to distribute 3,900,000 common shares of Utility Group to Trust unitholders and holders of exchangeable partnership units of AltaGas LP#1. Utility Group's shares will be distributed at one common share for approximately each 14 trust units or exchangeable partnership units held. The exact number of shares to be received by each unitholder will be determined on the record date of November 14, 2005 at 4:30 p.m. (Calgary time), and will be included in a press release issued by the Trust on that date. Registered unitholders will receive a share certificate for shares of Utility Group in the mail. Shares distributed to non-registered unitholders will be credited to their investment accounts. Following completion of the Offering and the distribution of shares to unitholders, the Trust will indirectly retain 2,184,000 common shares, or approximately 27 percent of Utility Group.

The spin-out is expected to close on November 17, 2005. At that time, Utility Group will draw on new credit facilities with a syndicate of Canadian chartered banks and use such funds, together with the net proceeds of the Treasury Offering, to repay debt to the Trust. The Trust will use the cash received to reduce its debt.

Upon completion of the Offering, Utility Group will be a publicly traded holding company with 8,190,000 shares outstanding, owning indirect interests in three companies, AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd., each operating natural gas distribution utilities in Canada.

Utility Group and AltaGas LP#1 have each granted the underwriters an option exercisable for a period of 30 days following closing for an additional 15 percent of the Treasury Offering and the Secondary Offering. If the over-allotment option is exercised in full, 8,248,500 shares of AltaGas Utility Group Inc. will be outstanding, and the Trust's indirect ownership of Utility Group will be reduced to approximately 23 percent.

The Toronto Stock Exchange has conditionally approved the listing of Utility Group's common shares under the symbol AUI and listing is subject to Utility Group fulfilling all of the requirements of the TSX on or before February 1, 2006.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (CICA) issued Accounting guideline 15 (AcG-15) "Consolidation of Variable Interest Entities", which is effective for annual and interim reporting periods commencing after November 1, 2004. This guideline requires organizations to assess any entity in which it may have a variable interest to determine whether or not the assets, liabilities and results of the entities' activities should be reported on other than a consolidated basis. AltaGas has determined there is no requirement to change its reporting with regard to interests in entities reported in its consolidated financial statements.

On March 18, 2005 the CICA issued revised Emerging Issues Committee Abstract (EIC) 151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. Exchangeable securities issued and outstanding by AltaGas Limited Partnership No. 1 at December 31, 2004 and September 30, 2005 meet the criteria for equity presentation and as a result, EIC 151 has no effect on AltaGas.

The revised EIC became effective for annual and interim reporting periods ending on or after June 30, 2005. AltaGas has determined that it is compliant with the requirements of this guidance.

CRITICAL ACCOUNTING ESTIMATES

AltaGas' financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessments. For a full discussion of these critical accounting estimates, refer to the MD&A provided in AltaGas' 2004 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on the 2005 financial performance of AltaGas has been to provide revenue stability in the power services component. Alberta Power Pool prices ranged from $7.34 per MWh to $694.30 per MWh in the third quarter of 2005. Through the use of financial hedges on the portion of its 2005 power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At September 30, 2005 the Trust had interest rates fixed through swap transactions with varying terms to maturity on its entire total drawn bank debt of $185.0 million. Including AltaGas' medium-term notes and capital leases, the rate has been fixed on 100 percent of AltaGas' total debt. The amount of fixed-rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

INVESTED CAPITAL

During the third quarter of 2005, AltaGas invested $18.1 million in capital assets, energy services arrangements, contracts and relationships and long-term investments, compared to $67.1 million for the same period in 2004. For the nine months ended September 30, 2005 the Trust invested $38.9 million compared to $90.1 million for 2004.

Invested capital by segment

For the three months ended September 30, 2005		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Additions:								
Capital assets	$	13.2	$	0.3	$	4.0	$	17.5
Energy service arrangements, contracts and relationships		-		-		-		-
Long-term investments and other assets		0.4		-		0.2		0.6
Net additions	$	13.6	$	0.3	$	4.2	$	18.1

For the three months ended September 30, 2004		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Additions:								
Capital assets	$	38.4	$	14.6	$	3.0	$	56.0
Energy service arrangements, contracts and relationships		-		-		-		-
Long-term investments and other assets		10.6		-		0.5		11.1
	$	49.0	$	14.6	$	3.5	$	67.1
Disposals:								
Capital assets	$	(0.7)	$	-	$	-	$	(0.7)
Energy service arrangements, contracts and relationships		-		-		-		-
Long-term investments and other assets		-		-		-		-
	$	(0.7)		-		-		(0.7)
Net additions	$	48.3	$	14.6	$	3.5	$	66.4

For the nine months ended September 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Capital assets	$ 23.9	$ 1.0	$ 8.3	$ 33.2
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	5.4	-	0.3	5.7
	$ 29.3	$ 1.0	$ 8.6	$ 38.9
Disposals:				
Capital assets	$ (7.1)	$ -	$ -	$ (7.1)
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	(13.0)	-	-	(13.0)
	$ (20.1)	$ -	$ -	$ (20.1)
Net additions	$ 9.2	$ 1.0	$ 8.6	$ 18.8

For the nine months ended September 30, 2004		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Additions:								
Capital assets	$	54.9	$	14.9	$	6.7	$	76.5
Energy service arrangements, contracts and relationships		-		-		-		-
Long-term investments and other assets	$	12.8		-	$	0.8	$	13.6
	$	67.7	$	14.9	$	7.5	$	90.1
Disposals:								
Capital assets	$	(0.7)	$	-	$	-	$	(0.7)
Energy service arrangements, contracts and relationships		-		-		-		-
Long-term investments and other assets	$	(3.4)		-		-	$	(3.4)
	$	(4.1)	$	-	$	-	$	(4.1)
Net additions	$	63.6	$	14.9	$	7.5	$	86.0

AltaGas categorizes its invested capital into maintenance, growth and administrative categories. Growth capital accounted for $15.7 million in the third quarter of 2005, compared to $64.0 million for the same quarter in 2004, which included field gathering and processing component facility acquisitions and expansions as well as expansions in the Natural Gas Distribution segment. Maintenance capital projects amounting to $1.5 million in the third quarter of 2005 and $2.0 million for the same period of 2004 were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments to maintain the productive capability of the facilities and gathering and distribution systems. Administrative capital expenditures, including computer hardware and software projects, totaled $0.9 million in the third quarter of 2005 compared to $1.1 million for the same period in 2004.

Growth capital spending was $31.1 million in the first nine months of 2005, compared to $82.8 million for the same period in 2004. $5.4 million and $4.3 million was spent on maintenance capital projects in the first nine months of 2005 and 2004, respectively, mainly in the Gathering and Processing and Natural Gas Distribution segments. Administrative capital expenditures, including computer hardware and software projects, totaled $2.4 million in the first nine months of 2005 compared to $3.0 million for the same period in 2004.

The composition of investing activity for the third quarter and first nine months of 2005 and 2004 are as follows:

Invested capital by activity

For the three months ended September 30, 2005		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Additions:								
Maintenance	$	0.4	$	-	$	1.1	$	1.5
Growth		12.7		0.1		2.9		15.7
Administrative		0.5		0.2		0.2		0.9
		13.6		0.3		4.2		18.1
Net invested capital	$	13.6	$	0.3	$	4.2	$	18.1

For the three months ended September 30, 2004		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Additions:								
Maintenance	$	0.7	$	-	$	1.3	$	2.0
Growth		47.4		14.6		2.0		64.0
Administrative		0.9		-		0.2		1.1
	$	49.0	$	14.6	$	3.5	$	67.1
Dispositions		(0.7)		-		-		(0.7)
Net invested capital	$	48.3	$	14.6	$	3.5	$	66.4

For the nine months ended September 30, 2005		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Additions:								
Maintenance	$	2.2	$	0.4	$	2.8	$	5.4
Growth		25.5		0.2		5.4		31.1
Administrative		1.6		0.4		0.4		2.4
		29.3		1.0		8.6		38.9
Dispositions		(20.1)		-		-		(20.1)
Net invested capital	$	9.2	$	1.0	$	8.6	$	18.8

For the nine months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Maintenance	$ 1.9	$ -	$ 2.4	$ 4.3
Growth	63.7	14.6	4.5	82.8
Administrative	2.1	0.3	0.6	3.0
	67.7	14.9	7.5	90.1
Dispositions	(4.1)	-	-	(4.1)
Net invested capital	$ 63.6	$ 14.9	$ 7.5	$ 86.0

LIQUIDITY AND CAPITAL RESOURCES

The Trust believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium Distribution™ programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities. A description of the Trust's credit facilities can be found in notes 9 and 10 to the Consolidated Financial Statements included in the Trust's 2004 Annual Report.

Operating Activities

Funds generated from operations before changes in current operating assets and liabilities were $31.1 million and $92.6 million for the three and nine months ended September 30, 2005, respectively, compared with $28.6 million and $74.7 million for the same periods in 2004.

AltaGas had a working capital deficit of $28.4 million at September 30, 2005, compared to a working capital deficit of $106.5 million at December 31, 2004. The primary driver for the change in working capital compared to December 31, 2004 was the issuance of $100.0 million of new MTNs on August 30, 2005. The MTNs are classified in the financial statements as long-term debt.

Investing Activities

Cash used for investing activities for the quarter and nine months ended September 30, 2005 was $15.3 million and $10.2 million, respectively, compared with $52.2 million and $76.8 million for the same periods in 2004. This increase reflected decreased expenditures on capital assets in 2005 related to timing of capital projects.

Financing Activities

Cash from financing activities for the three months ended September 30, 2005 was $49.5 million compared to cash used for financing activities of $18.0 million in the same period of 2004. The increase was mainly due to the issuance of $100.0 million MTNs in August 2005, partially offset by increased distributions and increased repayments of long-term debt.

Cash used for financing activities for the nine months ended September 30, 2005 was $3.5 million compared to cash used for financing activities of $2.2 million for the same period of 2004. The increase was due to distributions provided to unitholders, offset by proceeds from the equity issuance in June 2004, and by the factors described in the previous paragraph.

AltaGas uses debt and equity funding based on the Trust's capital structure, which is determined by considering the norms and risks associated with each of its business components and segments. At September 30, 2005 AltaGas had total debt outstanding of $406.3 million, up from $359.5 million at December 31, 2004. The debt of $406.3 million at September 30, 2005 would have been $334.5 million had the cash and short-term investments been used to pay down debt on September 30, 2005. AltaGas Operating Partnership and AltaGas Income Trust each had $100.0 million in MTNs outstanding and AltaGas Holding Limited Partnership No.1 had access to prime loans, bankers' acceptances and letters of credit though bank lines totaling $425.0 million. As at September 30, 2005 AltaGas Holding Limited Partnership No.1 had drawn bank debt of $185.0 million and letters of credit outstanding of $40.7 million. These two entities fund all operating subsidiaries. As an income trust, AltaGas targets a debt to total capitalization ratio of between 45 and 50 percent. The Trust's debt to total capitalization ratio as at September 30, 2005 increased to 45.0 percent from 42.6 percent at December 31, 2004.

On August 30, 2005 AltaGas Income Trust completed the issuance of $100.0 million of senior unsecured MTNs under the Trust's Universal Shelf Prospectus dated May 18, 2005 and Prospectus Supplement dated August 23, 2005 establishing AltaGas' MTN program. Details of the new MTN issue can be found in note 4 to the Interim Consolidated Financial Statements included with this MD&A. Subsequent to September 30, 2005 the proceeds of the issuance were used to repay debt instruments (see discussion in Subsequent Events section). AltaGas anticipates annual interest expense savings of approximately $2.9 million related to the retirement of the MTNs that were issued October 4, 2000 at an interest rate of 7.28 percent.

On September 30, 2005 AltaGas renegotiated the terms of its syndicated term facility and demand operating facility to extend the term of these facilities to September 30, 2008.

RISK FACTORS

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of AltaGas. These risk factors are presented in the MD&A and AltaGas' Annual Information Form for the year ended December 31, 2004. Management has determined that market, financial and counterparty risks remain substantially unchanged since December 31, 2004.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI security holders exchanged their shares in the company for trust units and eligible security holders also received exchangeable units that are exchangeable into trust units on a one for one basis. The exchangeable units are not listed for trading on an exchange.

At October 31, 2005 the Trust had 52,298,620 trust units and 2,142,125 exchangeable units outstanding and a market capitalization of $1.4 billion based on a closing trading price on October 31, 2005 of $25.49 per trust unit. At October 31, 2005 there were 195,700 options outstanding and 50,500 options exercisable under the terms of the unit option plan.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

SUBSEQUENT EVENTS

Medium-Term Notes

Consolidated cash and short-term investments at September 30, 2005 of $71.8 million arising largely from the proceeds of the issuance on August 30, 2005 of the $100.0 million MTNs described in note 4 were held to repay medium-term notes due October 4, 2005. The debt of $406.3 million at September 30, 2005 would have been $334.5 million had the cash and short-term investments been used to pay down debt on September 30, 2005.

iQ2 Power

On November 3, 2005 AltaGas completed the acquisition of substantially all of the assets and liabilities of iQ2 Power Corp. iQ2 purchases power and natural gas for sale in the retail market in Alberta, serving over 700 agricultural, industrial and commercial clients with a total demand of approximately of 60 MW.

Natural Gas Distribution Spin-out

On May 25, 2005 AltaGas Income Trust announced its intention to spin-out its natural gas distribution business, into a separate publicly traded company, AltaGas Utility Group Inc. The Trust currently owns all of Utility Group and on closing will distribute a portion of the common shares of Utility Group to the Trust's unitholders and close the sale of a portion of its units, retaining approximately 25 percent of Utility Group.

On November 4, 2005 AltaGas Utility Group Inc. filed and was receipted for a final prospectus relating to Utility Group's initial public offering of its common shares consequent to the spin-out of the Trust's natural gas distribution business.

The final prospectus qualifies for sale the Treasury Offering of 390,000 common shares by Utility Group at a price of $7.50 per share for gross proceeds of approximately $2.9 million. The final prospectus also qualifies for sale the Secondary Offering of 1,716,000 common shares of Utility Group by AltaGas LP#1 at the same price of $7.50 per share, for gross proceeds of approximately $12.9 million (the Treasury Offering and the Secondary Offering collectively being the Offering).

In addition, the prospectus qualifies the Trust and AltaGas LP#1 to distribute 3,900,000 common shares of Utility Group to Trust unitholders and holders of exchangeable partnership units of AltaGas LP#1. Utility Group's shares will be distributed at one common share for approximately each 14 trust units or exchangeable partnership units held. The exact number of shares to be received by each unitholder will be determined on the record date of November 14, 2005 at 4:30 p.m. (Calgary time), and will be included in a press release issued by the Trust on that date. Registered unitholders will receive a share certificate for shares of Utility Group in the mail. Shares distributed to non-registered unitholders will be credited to their investment accounts. Following completion of the Offering and the distribution of shares to unitholders, the Trust will indirectly retain 2,184,000 common shares, or approximately 27 percent of Utility Group.

The spin-out is expected to close on November 17, 2005. At that time, Utility Group will draw on new credit facilities with a syndicate of Canadian chartered banks and use such funds, together with the net proceeds of the Treasury Offering, to repay debt to the Trust. The Trust will use the cash received to reduce its debt.

Upon completion of the Offering, Utility Group will be a publicly traded holding company with 8,190,000 shares outstanding, owning indirect interests in three companies, AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd., each operating natural gas distribution utilities in Canada.

Utility Group and AltaGas LP#1 have each granted the underwriters an option exercisable for a period of 30 days following closing for an additional 15 percent of the Treasury Offering and the Secondary Offering. If the over-allotment option is exercised in full, 8,248,500 shares of AltaGas Utility Group Inc. will be outstanding, and the Trust's indirect ownership of Utility Group will be reduced to approximately 23 percent.

The Toronto Stock Exchange has conditionally approved the listing of Utility Group's common shares under the symbol AUI and listing is subject to Utility Group fulfilling all of the requirements of the TSX on or before February 1, 2006.

Blair Creek Gas Processing Facility
On October 11, 2005, AltaGas announced it had acquired a 100 percent working interest in the 24 Mmcf/d sweet gas processing facility for approximately $9.5 million. The Blair Creek Gas Plant is located approximately 90 kilometres northwest of Fort St. John, B.C. The facility went into service October 30, 2005.

FEDERAL GOVERNMENT INCOME TRUST CONSULTATIVE PROCESS

On September 8, 2005 the federal Government of Canada issued a consultation paper regarding a review of the income trust sector. Subsequent to the White Paper, the government issued a decision to postpone all advance tax rulings for trust conversions. These developments have resulted in some uncertainty in the capital markets with respect to the trust sector. Management is monitoring the actions of the Government of Canada in this matter and is supportive of the efforts of the trust industry in its representations to the Government.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force. It provides that a unitholder will not be, as a beneficiary, liable for any act, defaults, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

At the request of the Board of Directors, David Cornhill has agreed to continue serving in his current capacity as Chairman, President, and Chief Executive Officer and to defer his retirement plans. Mr. Cornhill has been the leader of AltaGas Income Trust and its predecessor since AltaGas was founded in 1994.

ALTAGAS INCOME TRUST
CONSOLIDATED BALANCE SHEETS

($ thousands)

	September 30, 2005 (unaudited)	December 31, 2004
ASSETS		
Current assets		
Cash and cash equivalents	**$ 71,765**	$ 2,669
Accounts receivable	**190,496**	160,507
Inventory	**465**	250
Customer deposits	**25,624**	26,550
Other	**10,937**	4,845
	299,287	194,821
Capital assets	**744,236**	746,729
Energy services arrangements, contracts and relationships	**107,686**	113,102
Goodwill	**18,860**	18,860
Future income taxes	**-**	208
Long-term investments and other assets (note 3)	**30,141**	34,876
	$1,200,210	$1,108,596
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 173,937**	$ 144,594
Distributions payable to unitholders	**8,693**	7,979
Short-term debt	**14**	7,016
Current portion of long-term debt	**101,053**	101,001
Customer deposits	**25,624**	26,550
Other	**18,384**	14,193
	327,705	301,333
Long-term debt (note 4)	**305,264**	251,462
Asset retirement obligations	**16,301**	16,122
Future income taxes	**54,616**	56,164
	376,181	323,748
Unitholders' equity (notes 5 and 6)	**496,324**	483,515
	$1,200,210	$1,108,596

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
(unaudited)

($ thousands except per unit amounts)

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
REVENUE				
Operating	**$ 369,061**	$ 178,042	**$ 1,029,654**	$ 546,240
Gain on investments (note 3)	**-**	(10)	**9,340**	(53)
Other	**423**	508	**566**	1,273
	369,484	178,540	**1,039,560**	547,460
EXPENSES				
Cost of sales	**304,081**	117,970	**835,731**	371,228
Operating and administrative	**30,101**	26,735	**88,149**	83,446
Amortization	**12,340**	10,366	**36,509**	30,575
	346,522	155,071	**960,389**	485,249
Operating income	**22,962**	23,469	**79,171**	62,211
Interest expense				
Short-term debt	**165**	19	**446**	266
Long-term debt	**4,970**	4,902	**14,755**	15,525
Income before income taxes	**17,827**	18,548	**63,970**	46,420
Income taxes	**623**	1,449	**81**	6,393
Net income	**17,204**	17,099	**63,889**	40,027
Accumulated earnings, beginning of period	**243,504**	153,946	**196,819**	131,018
Accumulated earnings, end of period	**$ 260,708**	$ 171,045	**$ 260,708**	$ 171,045
Net income per unit (note 7)				
Basic	$ 0.32	$ 0.33	$ 1.19	$ 0.83
Diluted	$ 0.32	$ 0.33	$ 1.19	$ 0.82

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

($ thousands)

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Cash from operations				
Net income	**$ 17,204**	$ 17,099	**$ 63,889**	$ 40,027
Items not involving cash:				
Amortization	**12,340**	10,366	**36,509**	30,575
Accretion of asset retirement obligations	**332**	309	**973**	870
Stock option compensation (note 6)	**5**	-	**9**	2,491
Future income taxes	**823**	493	**(1,181)**	577
(Gain) loss on sale of assets and investment transactions	**(63)**	13	**(9,410)**	53
Equity income	**(422)**	(414)	**(549)**	(1,369)
Distributions from equity investments	**726**	568	**2,169**	1,167
Other	**94**	91	**161**	265
Funds generated from operations	**31,039**	28,525	**92,570**	74,656
ARO costs incurred and other	**(1)**	-	**(146)**	-
Net change in non-cash working capital	**3,719**	1,661	**(9,603)**	4,649
Cash from operations	**34,757**	30,186	**82,821**	79,305
Investing activities				
Increase in customer deposits	**(976)**	-	**(926)**	-
Acquisition of capital assets	**(13,783)**	(41,614)	**(26,333)**	(67,438)
Disposition of capital assets	**-**	-	**5,030**	-
Acquisition of energy services arrangements and contracts	**1**	-	**1**	(12)
Acquisition of long-term investments and other assets	**(581)**	(10,600)	**(1,000)**	(12,837)
Disposition of long-term investments and other assets	**-**	4	**13,027**	3,444
Cash from (used for) investing activities	**(15,339)**	(52,210)	**(10,201)**	(76,843)

ALTAGAS INCOME TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS (cont'd)
(unaudited)

($ thousands)

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Financing activities				
Decrease in short-term debt	**(4,244)**	552	**(6,950)**	(3,939)
Increase in long-term debt	**71,360**	(291)	**53,801**	(51,643)
Dividends	**-**	-	**-**	(5,051)
Distributions to unitholders	**(24,905)**	(23,091)	**(73,118)**	(30,022)
Cost of issuing units on conversion	**-**		**-**	
Net proceeds from issuance of units (note 6)	**7,318**	4,819	**22,743**	88,419
Cash from (used for) financing activities	**49,529**	(18,011)	**(3,524)**	(2,236)
Change in cash and cash equivalents	**68,947**	(40,035)	**69,096**	226
Cash and cash equivalents, beginning of period	**2,818**	40,261	**2,669**	-
Cash and cash equivalents, end of period	**$ 71,765**	$ 226	**$ 71,765**	$ 226

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. STRUCTURE OF ALTAGAS INCOME TRUST

AltaGas Income Trust (the Trust) is an unincorporated open-ended trust established under the laws of Canada, pursuant to a Declaration of Trust dated March 26, 2004. The Trust commenced operations on May 1, 2004 as successor to AltaGas Services Inc. (ASI) when it acquired all of the shares of ASI for consideration of trust units or exchangeable units on a one for one basis. These unaudited interim consolidated financial statements follow the continuity of interest basis of accounting whereby the Trust is considered a continuation of ASI. As a result, the comparative period figures are those of ASI, while the results of operations include ASI's results for the period up to and including April 30, 2004 and the Trust's results of operations from May 1, 2004 to September 30, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Trust's annual consolidated financial statements for the fiscal year ended December 31, 2004. These interim consolidated financial statements for the three and nine months ended September 30, 2005 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in the Trust's Annual Report.

3. GAIN ON INVESTMENTS

On February 7, 2005 the Trust sold 1.4 million partnership units of Taylor NGL Limited Partnership (Taylor) for proceeds of $12.8 million, realizing a pre-tax gain of $4.8 million. The sale reduced the Trust's ownership in Taylor to 4.0 million units or 14.0 percent.

On March 22, 2005 Taylor issued 13.0 million limited partnership units. AltaGas did not participate in this issue, which reduced the Trust's ownership in Taylor to 9.6 percent and resulted in a pre-tax dilution gain of $4.4 million.

On April 4, 2005 AltaGas recognized a pre-tax gain of $0.1 million resulting from a reorganization of an equity investment.

4. LONG-TERM DEBT

On August 30, 2005 AltaGas completed the issuance of $100.0 million of senior unsecured medium-term notes under the Trust's Universal Shelf Prospectus dated May 18, 2005 and Prospectus Supplement dated August 23, 2005 establishing AltaGas' medium-term note (MTN) program. The notes carry an interest rate of 4.4 percent and mature on September 1, 2010, with interest payable semi-annually. Subsequent to September 30, 2005 the proceeds of the issuance were used to repay debt instruments (see note 12).

On September 30, 2005 AltaGas renegotiated certain of its terms of its revolving credit facilities, including the extension of the maturity dates to September 30, 2008.

5. UNITHOLDERS' EQUITY

	September 30, 2005	December 31, 2004
Unitholders' capital (note 6)	**$ 409,381**	$ 386,638
Contributed surplus	**2,832**	2,823
Accumulated earnings	**260,708**	196,819
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions	**(135,483)**	(61,651)
	$ 496,324	$ 483,515

For the quarter ended September 30, 2005 $nil (2004 - $nil) of dividends and $24.9 million (2004 - $23.1 million) of distributions were paid by the Trust.

6. UNITHOLDERS' CAPITAL

Authorized

- an unlimited number of trust units redeemable for cash at the option of the holder
- an unlimited number of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) class B limited partnership units which are exchangeable into trust units on a one for one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP#1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or the unitholder.
- an unlimited number of AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) class B limited partnership units which are exchangeable into trust units on a one for one basis. Prior to May 1, 2009 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP#2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of either the Trust or the unitholder.

Trust units issued and outstanding:	Number of units	Amount
December 31, 2004	49,825,241	$ 367,349
Units issued for cash on exercise of options	293,911	2,635
Units issued under distribution reinvestment program	843,179	20,108
Units issued for exchangeable units	1,227,869	7,027
September 30, 2005	52,190,200	397,119
Exchangeable units issued and outstanding:		
December 31, 2004	3,370,294	19,289
LP1 units redeemed for trust units	(1,227,869)	(7,027)
September 30, 2005	2,142,425	12,262
Issued and outstanding September 30, 2005	54,332,625	$ 409,381

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At September 30, 2005 3.8 million units were reserved for issuance under the plan. To September 30, 2005 options granted under the plan, including those granted in the third quarter of 2005, generally had a term of ten years to expiry and vested no longer than over a four-year period. On May 1, 2004 subsequent to the establishment of the Trust, all options granted prior to that date were vested.

As at September 30, 2005 the unexpensed fair value of unit option compensation cost associated with future periods was $0.1 million (September 30, 2004 - $nil).

The following table summarizes information about the Trust's unit options:

	Options Outstanding	
	Number of options	Weighted average exercise price
Unit options outstanding December 31, 2004	349,411	$ 9.02
Granted	147,200	24.31
Exercised	(293,911)	8.94
Cancelled	(2,000)	23.80
Unit options outstanding September 30, 2005	200,700	$ 20.21
Exercisable at September 30, 2005	55,500	$ 9.46

A summary of the plan as at September 30, 2005:

	Options Outstanding			Options Exercisable	
	Number outstanding at September 30, 2005	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable at September 30, 2005	Weighted average exercise price
$5.00 – $7.00	11,000	$ 6.23	5.65	11,000	$ 6.23
$7.01 - $15.50	44,500	10.26	8.04	44,500	10.26
$15.01 – $25.80	145,200	24.31	10.29	-	-
	200,700	$ 20.21	9.53	55,500	$ 9.46

7. NET INCOME PER UNIT

The following table summarizes the trust units used in calculating net income per unit:

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Weighted average number of units – basic (1)	**54,207,702**	51,410,401	**53,836,751**	48,189,612
Effect of dilutive stock options	**25,652**	399,034	**55,149**	740,927
Weighted average number of units - diluted	**54,233,354**	51,809,435	**53,891,900**	48,930,539

(1) Includes weighted average number of exchangeable units for the period

8. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to process and move energy from the source to the end-user. Transactions between the reporting segments are recorded at fair value. The Trust has three reportable segments:

Gathering and Processing – natural gas field gathering and processing, ethane and natural gas liquids extraction and natural gas transmission.

Energy Services – power services, gas services and oil and natural gas production.

Natural Gas Distribution – natural gas distribution to end-users and related services.

For the three months ended September 30, 2005	**Gathering and Processing**	**Energy Services**	**Natural Gas Distribution**	**Intersegment elimination**	**Total**
Revenue	**$ 80,478**	**$ 319,338**	**$ 18,219**	**$ (48,551)**	**$ 369,484**
Cost of sales	**(35,929)**	**(298,601)**	**(12,107)**	**42,556**	**(304,081)**
Operating and administrative expenses	**(26,973)**	**(4,550)**	**(4,573)**	**5,995**	**(30,101)**
Amortization	**(7,500)**	**(2,865)**	**(1,975)**	**-**	**(12,340)**
Operating income	**$ 10,076**	**$ 13,322**	**$ (436)**	**$ -**	**$ 22,962**
Net additions to:					
Capital assets	**$ 13,233**	**$ 320**	**$ 3,998**	**$ -**	**$ 17,551**
Long-term investments and other assets	**$ 361**	**$ -**	**$ 228**	**$ -**	**$ 589**
Goodwill	**$ 18,860**	**$ -**	**$ -**	**$ -**	**$ 18,860**
Segment assets	**$ 840,202**	**$ 193,946**	**$ 166,062**	**$ -**	**$ 1,200,210**

For the three months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 53,111	$ 124,352	$ 14,009	$ (12,932)	$ 178,540
Cost of sales	(13,368)	(107,783)	(8,925)	12,106	(117,970)
Operating and administrative expenses	(21,000)	(2,721)	(3,840)	826	(26,735)
Amortization	(6,565)	(2,200)	(1,601)	-	(10,366)
Operating income	$ 12,178	$ 11,648	$ (357)	$ -	$ 23,469
Net additions to:					
Capital assets	$ 37,769	$ 14,645	$ 2,915	$ -	$ 55,329
Long-term investments and other assets	$ 10,589	$ -	$ 502	$ -	$ 11,091
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 691,700	$ 140,345	$ 126,657	$ -	$ 958,702

For the nine months ended September 30, 2005	**Gathering and Processing**	**Energy Services**	**Natural Gas Distribution**	**Intersegment elimination**	**Total**
Revenue	**$ 236,893**	**$ 873,206**	**$ 86,604**	**$ (157,143)**	**$ 1,039,560**
Cost of sales	**(100,020)**	**(816,358)**	**(61,833)**	**142,480**	**(835,731)**
Operating and administrative expenses	**(75,008)**	**(14,005)**	**(13,799)**	**14,663**	**(88,149)**
Amortization	**(22,071)**	**(8,511)**	**(5,927)**	**-**	**(36,509)**
Operating income	**$ 39,794**	**$ 34,332**	**$ 5,045**	**$ -**	**$ 79,171**
Net additions to:					
Capital assets	**$ 16,807**	**$ 1,022**	**$ 8,300**	**$ -**	**$ 26,129**
Long-term investments and other assets	**$ (7,630)**	**$ -**	**$ 343**	**$ -**	**$ (7,287)**
Goodwill	**$ 18,860**	**$ -**	**$ -**	**$ -**	**$ 18,860**
Segment assets	**$ 840,202**	**$ 193,946**	**$ 166,062**	**$ -**	**$ 1,200,210**

For the nine months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 146,459	$ 381,268	$ 82,657	$ (62,924)	$ 547,460
Cost of sales	(31,162)	(340,279)	(61,651)	61,864	(371,228)
Operating and administrative expenses	(64,603)	(7,634)	(12,269)	1,060	(83,446)
Amortization	(19,347)	(6,437)	(4,791)	-	(30,575)
Operating income	$ 31,347	$ 26,918	$ 3,946	$ -	$ 62,211
Net additions to:					
Capital assets	$ 54,223	$ 14,907	$ 6,664	$ -	$ 75,794
Long-term investments and other assets	$ 9,352	$ -	$ 849	$ -	$ 10,201
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 691,700	$ 140,345	$ 126,657	$ -	$ 958,702

9. PENSION PLANS AND RETIREMENT BENEFITS

At September 30, 2005 substantially all full-time employees of the Trust's natural gas distribution subsidiary, AltaGas Utilities Inc., were members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and healthcare.

Substantially all of the remaining full-time employees of the Trust that are not employed by the natural gas distribution subsidiaries of AltaGas are members of a defined contribution pension plan. Under the plan AltaGas contributes a base amount per employee as well as matches employee contributions within established guidelines.

The net pension expense recorded for the periods are presented below.

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Defined benefit plan	**274**	276	**817**	826
Defined contribution plan	**278**	-	**278**	-
Net pension expense	**552**	276	**1,095**	826

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

11. SEASONALITY

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

12. SUBSEQUENT EVENTS

Medium-Term Notes
Consolidated cash and short-term investments at September 30, 2005 of $71.8 million arising largely from the proceeds of the issuance on August 30, 2005 of the $100.0 million MTNs described in note 4 were held to repay medium-term notes due October 4, 2005. The debt of $406.3 million at September 30, 2005 would have been $334.5 million had the cash and short-term investments been used to pay down debt on September 30, 2005.

iQ2 Power
On November 3, 2005 AltaGas completed the acquisition of substantially all of the assets and liabilities of iQ2 Power Corp. iQ2 purchases power and natural gas for sale in the retail market in Alberta, serving over 700 agricultural, industrial and commercial clients with a total demand of approximately of 60 MW.

Natural Gas Distribution Spin-out
On May 25, 2005 AltaGas Income Trust announced its intention to spin-out its natural gas distribution business, into a separate publicly traded company, AltaGas Utility Group Inc. The Trust currently owns all of Utility Group and on closing will distribute a portion of the common shares of Utility Group to the Trust's unitholders and close the sale of a portion of its units, retaining approximately 25 percent of Utility Group.

On November 4, 2005 AltaGas Utility Group Inc. filed and was receipted for a final prospectus relating to Utility Group's initial public offering of its common shares consequent to the spin-out of the Trust's natural gas distribution business.

The final prospectus qualifies for sale the Treasury Offering of 390,000 common shares by Utility Group at a price of $7.50 per share for gross proceeds of approximately $2.9 million. The final prospectus also qualifies for sale the Secondary Offering of 1,716,000 common shares of Utility Group by AltaGas LP#1 at the same price of $7.50 per share, for gross proceeds of approximately $12.9 million (the Treasury Offering and the Secondary Offering collectively being the Offering).

In addition, the prospectus qualifies the Trust and AltaGas LP#1 to distribute 3,900,000 common shares of Utility Group to Trust unitholders and holders of exchangeable partnership units of AltaGas LP#1. Utility Group's shares will be distributed at one common share for approximately each 14 trust units or exchangeable partnership units held. The exact number of shares to be received by each unitholder will be determined on the record date of November 14, 2005 at 4:30 p.m. (Calgary time), and will be included in a press release issued by the Trust on that date. Registered unitholders will receive a share certificate for shares of Utility Group in the mail. Shares distributed to non-registered unitholders will be credited to their investment accounts. Following completion of the Offering and the distribution of shares to unitholders, the Trust will indirectly retain 2,184,000 common shares, or approximately 27 percent of Utility Group.

The spin-out is expected to close on November 17, 2005. At that time, Utility Group will draw on new credit facilities with a syndicate of Canadian chartered banks and use such funds, together with the net proceeds of the Treasury Offering, to repay debt to the Trust. The Trust will use the cash received to reduce its debt.

Upon completion of the Offering, Utility Group will be a publicly traded holding company with 8,190,000 shares outstanding, owning indirect interests in three companies, AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd., each operating natural gas distribution utilities in Canada.

Utility Group and AltaGas LP#1 have each granted the underwriters an option exercisable for a period of 30 days following closing for an additional 15 percent of the Treasury Offering and the Secondary Offering. If the over-allotment option is exercised in full, 8,248,500 shares of AltaGas Utility Group Inc. will be outstanding, and the Trust's indirect ownership of Utility Group will be reduced to approximately 23 percent.

The Toronto Stock Exchange has conditionally approved the listing of Utility Group's common shares under the symbol AUI and listing is subject to Utility Group fulfilling all of the requirements of the TSX on or before February 1, 2006.

Blair Creek Gas Processing Facility

On October 11, 2005, AltaGas announced it had acquired a 100 percent working interest in a 24 Mmcf/d sweet gas processing facility for approximately $9.5 million. The Blair Creek Gas Plant is located approximately 90 kilometres northwest of Fort St. John, B.C. The facility went into service October 30, 2005.

SEC File # 82-34911

OTHER INFORMATION

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions)	Q3/05	Q2/05	Q1/05	Q4/04	Q3/04
Revenue					
Gathering and Processing					
Field gathering and processing	32.5	30.6	29.9	32.1	29.5
Extraction	40.2	36.8	36.3	36.8	16.9
Transmission	7.3	6.6	6.6	6.6	6.5
Other	0.9	0.0	10.5	1.2	0.8
Intercomponent elimination	(0.4)	(0.5)	(0.4)	(0.5)	(0.6)
Energy Services	319.3	270.3	283.6	248.3	124.4
Natural Gas Distribution(1)	18.2	22.0	46.4	41.9	14.0
Intersegment elimination	(48.6)	(44.7)	(63.9)	(54.6)	(13.0)
	369.4	321.1	349.0	311.8	178.5
Net revenue					
Gathering and Processing					
Field gathering and processing	29.3	28.2	27.3	29.3	27.6
Extraction	7.5	6.8	7.2	8.2	5.5
Transmission	7.3	6.6	6.6	6.6	6.5
Other	0.9	0.0	10.5	1.2	0.8
Intercomponent elimination	(0.4)	(0.5)	(0.4)	(0.5)	(0.6)
Energy Services	20.7	19.6	16.5	18.9	16.6
Natural Gas Distribution(1)	6.1	6.9	11.8	9.7	5.1
Intersegment elimination	(6.0)	(4.6)	(4.1)	(4.6)	(0.9)
	65.4	63.0	75.4	68.8	60.6
Operating income					
Gathering and Processing	10.1	9.7	20.0	14.1	12.1
Energy Services	13.3	12.0	9.0	11.4	11.6
Natural Gas Distribution(1)	(0.5)	0.3	5.2	3.9	(0.3)
	22.9	22.0	34.2	29.4	23.4

(1) Q2 and Q3 financial results reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment.
Notes: Certain comparative figures have been reclassified to conform to the current financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q3/05	Q2/05	Q1/05	Q4/04	Q3/04
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) (1)	926	916	901	913	906
Processed throughput (gross Mmcf/d) (2)	554	561	558	558	552
Capacity utilization (percent) (1)	60	62	62	61	61
Average working interest (percent) (1)	89	89	90	90	89
Extraction					
Licensed inlet capacity (Mmcf/d) (1)	539	539	539	539	539
Production (Bbls/d) (2)	18,065	18,883	21,103	21,244	13,054
Transmission volumes (Mmcf/d) (2) (3)	431	434	429	432	417
Energy Services					
Power services					
Volume of power sold (thousands of MWh)	872	860	851	879	877
Price received on the sale of power ($/MWh) (2)	55.40	50.37	47.24	50.17	49.22
Average Alberta Power Pool prices ($/MWh) (2)	66.79	51.46	45.90	54.95	54.35
Gas services					
Retail energy contracts (4)	408	446	449	427	-
Average wholesale volumes marketed (GJ/d) (2)	299,282	301,416	342,275	243,671	144,160
Natural Gas Distribution(5)					
Customers	61,017	60,866	60,638	60,430	60,048
Volume of natural gas distributed					
Sales (Bcf) (6)	1.4	2.0	5.4	4.4	1.5
Transportation (Bcf)	2.5	2.4	2.5	2.8	2.6
Degree day variance (percent) (7)	18.0	(4.2)	(1.8)	(4.4)	24.8

(1) At period end
(2) Quarter average
(3) Excludes condensate transmission volumes
(4) Number of active service contracts at end of period
(5) Excludes Inuvik Gas and Heritage Gas operating statistics
(6) Q2 and Q3 natural gas distributed reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment
(7) Variance from 20-year average. Positive variances are favourable

DEFINITIONS

SEC File # 82-34911

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totaling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin @altagas.ca

www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated November 9, 2005 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust for the three and nine month periods ended September 30, 2005 and the notes thereto and with the audited consolidated financial statements and MD&A contained in the Trust's annual report for the year ended December 31, 2004.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the security holders of AltaGas Services Inc. (ASI) voted in favour of a plan of arrangement to reorganize the business into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) or AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust now indirectly holds through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flows of the Trust are solely dependent on the results of the operating subsidiaries and are derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the trust structure.

AltaGas General Partner Inc., through its Board of Directors who are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust.

The Trust pays cash distributions on the 15th day of each month, to unitholders of record on the 25th day of the previous month or in each case the following business day if the payment date or record date falls on a weekend or holiday.

Distributions declared were $0.15 for July 2005 and increased to $0.16 per unit for August and September of 2005. Total third quarter distributions declared were $0.47 per unit or $25.5 million. During the third quarter of 2004 the Trust distributions declared were $0.45 per unit, or $23.2 million. The following table summarizes AltaGas' dividend and distribution declaration history[1].

(dollars per unit)	2005	2004	2003	2002	2001
First quarter	$ 0.45	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second quarter	0.45	0.30	0.08	0.06	0.03
Third quarter	0.47	0.45	0.11	0.08	0.06
Fourth quarter		0.45	0.11	0.08	0.06
	$ 1.37	$ 1.31	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. The Trust conversion occurred in May 2004 and monthly distributions were declared to unitholders beginning in May 2004.

Holders of AltaGas Income Trust units are eligible for the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase plans (DRIP). Due to regulatory changes, effective September 14, 2005 holders of exchangeable units of AltaGas LP#1 are no longer eligible for Premium Distribution™, Distribution Reinvestment or Optional Unit Purchase plans. DRIP participation generated $7.3 million in new equity through the issuance of 285,589 trust units in the third quarter of 2005. Since the DRIP was introduced in May 2004 it has contributed a total of $30.1 million of new equity and 1,364,505 of new units as of September 30, 2005. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

CONSOLIDATED RESULTS

CONSOLIDATED FINANCIAL RESULTS	Three months ended September 30		Nine months ended September 30	
($ millions)	**2005**	2004	**2005**	2004
Revenue	369.4	178.5	1,039.5	547.4
Net revenue[1]	65.4	60.6	203.8	176.2
EBITDA[1]	35.3	33.8	115.7	92.8
Net income	17.2	17.1	63.9	40.0
Net additions to capital assets	17.5	55.3	26.1	75.8
Total assets	1,200.2	958.7	1,200.2	958.7
Long-term liabilities	305.3	354.5	305.3	354.5
Cash flows				
Funds generated from operations[1]	31.1	28.6	92.6	74.7
Distributable cash[1][2]	29.6	26.6	87.2	70.4
Distributions paid[3]	24.9	23.1	73.1	35.1
($ per unit)				
EBITDA	0.65	0.66	2.15	1.93
Net income	0.32	0.33	1.19	0.83
Cash flows				
Funds generated from operations[1]	0.57	0.55	1.72	1.55
Distributable cash[1][2]	0.54	0.52	1.62	1.46
Distributions declared[3]	0.47	0.45	1.37	0.86
Units outstanding (millions)				
Weighted average number of units outstanding for the period	54.2	51.4	53.8	48.2
End of period	54.3	51.7	54.3	51.7

(1) Non-GAAP financial measure. See discussion in the following section of this MD&A.

(2) Based on cash from operations and is not impacted by investing and financing activities, consequently the first quarter of 2005 does not include proceeds of $12.8 million from sale of units in Taylor NGL Limited Partnership.

(3) Distributions of $0.16 per unit per month declared commencing in August 2005. From May 2004 to July 2005 distributions of $0.15 per unit per month were declared. In the first quarter of 2004 dividends of $0.11 per share were declared.

Net income for the three months ended September 30, 2005 was $17.2 million compared to $17.1 million for the same period in 2004. The increase was due to lower operating income, more than offset by lower income tax expense in the quarter compared to the same quarter last year. Lower operating income in the quarter was due to higher costs resulting from facility turnarounds and higher operating and administrative costs, which more than offset the higher income resulting from higher power prices.

Net income for the nine months ended September 30, 2005 was $63.9 million, an increase of $23.9 million compared to $40.0 million for the same period in 2004. The increase was due to higher operating income, lower interest expense as a result of lower debt balances and lower income taxes as a result of the conversion to a trust in May 2004.

Net income for the nine months ending September 30, 2005 included the $7.9 million after-tax gain on the Taylor NGL Limited Partnership (Taylor) disposition and dilution gain in the first quarter, partially offset by $0.5 million after-tax equity loss due to Taylor's management reorganization transaction in the second quarter.

Net income in the nine months ended September 30, 2004 included approximately $4.4 million costs pre-tax related to the conversion to an income trust.

Funds generated from operations for the three and nine months ended September 30, 2005 were $31.1 million and $92.6 million, respectively, compared to $28.6 million and $74.7 million for the same periods last year. The increase was primarily due to business growth and higher distributions received from equity investments.

Revenue for the three and nine months ended September 30, 2005 was $369.4 million and $1,039.5 million respectively, an increase of 107 percent and 90 percent from the same periods in 2004. The increases were primarily due to the third quarter 2004 acquisition of the Edmonton Ethane Extraction Plant (EEEP) and the fourth quarter 2004 acquisition of PremStar. Revenue for the nine months ended September 30, 2005 also included the Taylor gains mentioned earlier.

Operating and administrative expenses for the quarter and nine months ended September 30, 2005 were $30.1 million and $88.1 million, respectively, compared to $26.8 million and $83.4 million for the same periods in 2004. The increases in operating and administrative expenses related primarily to increased costs from acquisitions completed in late 2004, turnaround costs, higher general corporate expenses to support the growth in the Trust and higher costs incurred to meet new certification requirements for reporting issuers by the Canadian Securities Administrators. Administrative costs are allocated to operating segments resulting in higher operating and administrative costs at the segment level.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three and nine months ended September 30, 2005 was $35.3 million and $115.7 million, respectively, an increase of four percent and 25 percent compared to the same periods in 2004.

Amortization expense for the third quarter and first nine months of 2005 increased to $12.4 million and $36.6 million, respectively, compared to $10.4 million and $30.6 million for the same periods in 2004. The higher expense was due mainly to increases in the Trust's capital asset base resulting from acquisitions and internal expansion projects, as well as increased amortization at AltaGas Utilities Inc. resulting from a recent depreciation study.

Interest expense for the three months ended September 30, 2005 was $5.1 million, an increase of $0.2 million compared to $4.9 million for the same period in 2004. For the nine months ended September 30, 2005 interest expense was $15.2 million, compared to $15.8 million for the same period in 2004. The decrease for the nine months ended September 30, 2005 was due to lower average debt balances resulting from the Trust's equity issue in June 2004 and higher funds generated from operations that resulted in lower amounts being drawn on existing credit facilities, partially offset by interest on a capital lease acquired in the third quarter of 2004.

Income tax expense for the third quarter and nine months ended September 30, 2005 was $0.6 million and $80 thousand, respectively, compared to $1.4 million and $6.4 million for the same periods in 2004. The quarter over quarter variance resulted from adjustments in 2005 related to the Income Trust conversion. The decrease in income tax expense on a year-to-date basis reflects AltaGas as an income trust for the full nine months of 2005 compared to five months for the same period in 2004. Once restructured as an income trust, corporate subsidiaries' taxable income is generally reduced to zero by interest payments to the Trust. Payments received by the Trust in the form of interest distributions or other income from its subsidiaries are taxable income to the Trust. As the Trust is entitled to deduct its administrative costs and distributions to unitholders and since in accordance with its Trust indenture it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future. Incorporated subsidiaries in AltaGas' NGD segment, which operate as regulated businesses under utility board regulation, will continue to pay income tax.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other issuers.

NET REVENUE		Three months ended September 30		Nine months ended September 30	
($ millions)		**2005**	2004	**2005**	2004
Net revenue		65.4	60.6	203.8	176.2
Add:	Cost of sales	304.0	117.9	835.7	371.2
Revenue (GAAP financial measure)		369.4	178.5	1,039.5	547.4

In the Energy Services and Natural Gas Distribution segments and the extraction component, net revenue is a better measure of business performance than revenue.

OPERATING INCOME		Three months ended September 30		Nine months ended September 30	
($ millions)		**2005**	2004	**2005**	2004
Operating income		22.9	23.4	79.1	62.2
Add (deduct):	Interest	(5.1)	(4.9)	(15.2)	(15.8)
	Income taxes	(0.6)	(1.4)	nil	(6.4)
Net income (GAAP financial measure)		17.2	17.1	63.9	40.0

AltaGas reports segmented operating income in note 8 to the Interim Consolidated Financial Statements. Interest and income taxes are not allocated to business segments hence operating income is used to measure segment operating performance.

EBITDA		Three months ended September 30		Nine months ended September 30	
($ millions)		**2005**	2004	**2005**	2004
EBITDA		35.3	33.8	115.7	92.8
Add (deduct):	Amortization	(12.4)	(10.4)	(36.6)	(30.6)
	Interest	(5.1)	(4.9)	(15.2)	(15.8)
	Income taxes	(0.6)	(1.4)	nil	(6.4)
Net income (GAAP financial measure)		17.2	17.1	63.9	40.0

EBITDA is a measure of the Trust's ability to generate cash and cover interest payments.

SEC File # 82-34911

FUNDS GENERATED FROM OPERATIONS		Three months ended September 30		Nine months ended September 30	
($ millions)		**2005**	2004	**2005**	2004
Funds generated from operations		31.1	28.6	92.6	74.7
Add (deduct):	Net change in non-cash working capital and other	3.7	1.6	(9.8)	4.6
Cash from operations (GAAP financial measure)		34.8	30.2	82.8	79.3

Funds generated from operations reports the Trust's ability to generate cash from operations after interest and taxes excluding the impact of changes to the Trust's non-cash working capital and other.

DISTRIBUTABLE CASH		Three months ended September 30		Nine months ended September 30	
($ millions)		**2005**	2004	**2005**	2004
Distributable cash flow		29.6	26.6	87.2	70.4
Add (deduct):	Maintenance capital expenditures	1.5	2.0	5.4	4.3
	Net change in non-cash working capital and other	3.7	1.6	(9.8)	4.6
Cash from operations (GAAP financial measure)		34.8	30.2	82.8	79.3

Distributable cash is used to evaluate the Trust's ability to maintain its distributions to unitholders.

In the first quarter of 2005, AltaGas sold 1.4 million units of Taylor for proceeds of $12.8 million. As the Trust's distributable cash is based on cash from operations net of the change in non-cash working capital and other and maintenance capital expenditures, it is not impacted by changes to cash resulting from investing or financing activities and hence does not include the proceeds from the sale of Taylor units.

RESULTS OF OPERATIONS BY SEGMENT

AltaGas reports financial results to the operating income level on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

OPERATING INCOME	Three months ended September 30		Nine months ended September 30	
($ millions)	**2005**	2004	**2005**	2004
Gathering and Processing	10.1	12.1	39.8	31.3
Energy Services	13.3	11.6	34.3	26.9
Natural Gas Distribution	(0.5)	(0.3)	5.0	4.0
	22.9	23.4	79.1	62.2

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

FINANCIAL RESULTS	Three months ended September 30		Nine months ended September 30	
($ millions)	**2005**	2004	**2005**	2004
Revenue	80.5	53.1	236.9	146.4
Net revenue	44.6	39.8	136.9	115.3
Operating and administrative expense	27.0	21.1	75.0	64.6
Amortization expense	7.5	6.6	22.1	19.4
Operating income	10.1	12.1	39.8	31.3

SEC File # 82-34911

OPERATING STATISTICS	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Field gathering and processing				
Capacity (Mmcf/d)[1]	926	906	926	906
Throughput (gross Mmcf/d)[2]	554	552	560	559
Capacity utilization (percent)[3]	60	61	60	61
Average working interest (percent)[1]	89	89	89	89
Extraction				
Inlet capacity (Mmcf/d)[1]	539	539	539	539
Production (Bbls/d)[2]	18,065	13,054	19,339	10,812
Transmission volumes (Mmcf/d)[2][4]	431	417	432	409

(1) As at September 30

(2) Average for the period

(3) Third quarter average

(4) Excludes condensate pipeline volumes

Gathering and Processing segment revenue for the third quarter and first nine months of 2005 was $80.5 million and $236.9 million, respectively, compared to $53.1 million and $146.4 million for the same periods in 2004.

Net revenue for the three and nine-month periods ended September 30, 2005 was $44.6 million and $136.9 million, respectively, compared to $39.8 million and $115.3 million for the same periods in 2004. Revenues and net revenues increased as a result of the acquisition of EEEP in August of 2004 as well as higher operating cost recovery in the field gathering and processing component.

Operating income for the third quarter of 2005 was $10.1 million, compared to $12.1 million for the same period in 2004. The acquisition of EEEP and strong operational performance in the field gathering and processing component including expansions at Marten Creek, Kirkpatrick Lake and Windfall facilities, were more than offset by higher costs due to scheduled turnarounds and maintenance and higher operating and administrative costs in the quarter.

For the first nine months of 2005, operating income also included the $8.6 million non-recurring gain related to the Trust's investment in Taylor consisting of the pre-tax gain of $9.2 million reported in the first quarter of 2005 resulting from an equity issue and dilution gain, partially offset by a pre-tax loss of $0.6 million reported in the second quarter of 2005 as a result of Taylor's June 29, 2005 management reorganization transaction.

In the field gathering and processing component, net revenue for the three and nine-month periods ended September 30, 2005 increased to $29.3 million and $84.8 million, respectively, compared to $27.5 million and $81.4 million for the same periods in 2004. The increase was due to strong operational performance, acquisitions and expansions. During the third quarter of 2005, AltaGas completed scheduled turnarounds and maintenance projects at its processing facilities. The turnarounds are accounted for as operating expense and scheduled as normal operations to maintain operating efficiencies. These turnarounds and maintenance projects resulted in a decrease in average throughput volumes by approximately 5 Mmcf/d over the quarter. AltaGas' processing facilities continued to experience operational availability in the 98 percent range, which resulted in net revenue being only marginally affected by these shutdowns. The Marten Creek facility was shutdown and curtailed for an equivalent of four days lost production due to expansion activity.

During the third quarter, AltaGas continued to execute its growth strategy by initiating gas plant construction projects in the Clear Prairie and Princess areas of Alberta. The two projects are licensed to add 35 Mmcf/d of gas processing capacity and commissioning of the plants is anticipated to occur in early to mid-December 2005, subject to regulatory approvals being received. Total construction costs for the two projects are estimated to be approximately $20 million. The Clear Prairie gas plant will expand operations in northwest Alberta near the British Columbia border into a new production area. The Princess gas plant leverages off existing operations at Bantry and expands AltaGas' presence in the area. These development projects are supported by producer commitments designed to mitigate AltaGas' financial exposure to potential throughput declines.

In the extraction component, the Empress EnCana facility experienced a two-week shutdown in early July related to severe weather conditions that occurred in June. However, net revenue for the three and nine-month periods ended September 30, 2005 was not impacted by these conditions due to commercial arrangements in place and operational flexibility at Empress. Net revenue for the three and nine-month periods ended September 30, 2005 increased to $7.5 million and $21.5 million, respectively, compared to $5.5 million and $12.6 million for the same periods in 2004. Average ethane and NGL volumes extracted for the third quarter and first nine months of 2005 were 18,065 and 19,339 Bbls/d, respectively, compared to 13,054 and 10,812 Bbls/d for the same periods in 2004. Volume and net revenue increases in 2005 were mainly due to the acquisition of a 48 2/3 percent interest in EEEP in late August 2004.

Gross invested capital additions in the Gathering and Processing segment were $13.6 million for the third quarter and $29.3 million for the nine months ended September 30, 2005, compared to $49.0 million for the third quarter and $67.7 million for the nine months ended September 30, 2004.

GATHERING AND PROCESSING OUTLOOK

The outlook for the Gathering and Processing segment is positive for the remainder of 2005 and 2006 due to high levels of drilling activity in AltaGas' catchment areas, which is expected to result in increased volume throughput and expansion opportunities.

On October 11, 2005 AltaGas announced that it had acquired a 100 percent working interest in the 24 Mmcf/d Blair Creek sweet gas processing facility near Fort St. John, British Columbia for $9.5 million. The facility went into service on October 30, 2005. The Blair Creek gas plant provides much needed sweet gas processing capacity to producers in this area of northeast British Columbia, while allowing AltaGas to serve new production areas in British Columbia with the potential for continued growth.

ENERGY SERVICES

The Energy Services segment includes the power and gas services components as well as the oil and gas production component. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

FINANCIAL RESULTS	Three months ended September 30		Nine months ended September 30	
($ millions)	2005	2004	2005	2004
Revenue	319.3	124.4	873.2	381.3
Net revenue	20.7	16.6	56.8	41.0
Operating and administrative expense	4.5	2.7	14.0	7.6
Amortization expense	2.9	2.3	8.5	6.5
Operating income	13.3	11.6	34.3	26.9

OPERATING STATISTICS	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Power services				
Volume of power sold (thousands of MWh)	872	877	2,587	2,603
Average price received on the sale of power ($/MWh)	55.40	49.22	51.03	48.30
Alberta Power Pool average spot price ($/MWh)	66.79	54.35	54.72	54.40
Gas services				
Retail energy services contracts[1]	408	-	408	-
Average wholesale volumes marketed (GJ/d)	299,282	144,160	314,167	151,057

(1) Active retail energy service contracts at the end of the reporting period

Net revenue in the Energy Services segment for the three and nine months ended September 30, 2005 was $20.7 million and $56.8 million, respectively, compared to $16.6 million and $41.0 million for the same periods in 2004. The increases were mainly due to an acquisition in the gas services component in October 2004, combined with increased margins in the power services component related to increased power prices received on the sale of power.

Net revenue in the power services component for the three and nine months ended September 30, 2005 was $15.0 million and $39.6 million, an increase of eight percent and 14 percent, respectively, from $13.9 million and $34.6 million for the same periods in 2004. The increases were largely due to higher prices received on the sale of power. For the three months ended September 30, 2005, increased revenue was partially offset by higher transmission costs and an unfavourable Alberta Electric System Operator (AESO) true-up on transmission charges. AESO is entitled to recover or refund variances between revenues collected through transmission charges and expense incurred by the AESO through true-up adjustments calculated on a quarterly basis. For the third quarter of 2005, the adjustment resulted in a charge to earnings of $1.4 million, while in the third quarter of 2004 the adjustment was an increase to earnings of $0.9 million.

AltaGas reduces its exposure to power price volatility by locking in prices on the majority of its available power supply. This is done by entering into forward contracts with terms ranging from one month to three years. The average price received on the sale of power for the three and nine months ended September 30, 2005 was $55.40/MWh and $51.03/MWh, respectively, compared to $49.22/MWh and $48.30/MWh for the same periods last year.

The gas services component's net revenue for the three and nine months ended September 30, 2005 was $3.0 million and $10.6 million, compared to $1.0 million and $1.3 million for the same periods in 2004. The increases were primarily due to the energy wholesale and retail business acquired in October 2004. The energy retail business consists of one to three-year contracts with commercial, industrial and institutional end-users on a fee for service basis. The acquisition also contributed fixed margins received on the sale of wholesale gas supply, which further increased net revenue for the period.

ENERGY SERVICES OUTLOOK

AltaGas executes a hedging strategy designed to mitigate the impact of power price volatility on earnings. On an ongoing basis the Trust locks in a significant portion of its power supply at fixed prices. Recent forward power prices in Alberta have been higher than previous years, resulting in hedged power volumes at higher average prices for 2006 compared to prices received in 2005. The 100 MW Genesee power supply arrangement expires in March 2006, however, the decline in earnings is expected to be offset by higher prices on hedged volumes from the Sundance Power Purchase Arrangement. AltaGas continues to pursue growth opportunities in power generation projects and the acquisition of power supply contracts.

In the gas services component, the energy retail business continues to generate cash flow and earnings in line with expectations. New retail customers acquired in the third quarter included a national hotel chain, a major Canadian brewery, and a major merchandise retail chain. Although regulatory changes resulted in a decrease in the number of retail contracts compared to last quarter, the new contracts are expected to have an overall positive impact on results during the remainder of 2005 and 2006.

As described in the "Subsequent Events" section of this MD&A, AltaGas closed the acquisition of iQ2 Power Corp. (iQ2) on November 3, 2005. iQ2 operates in the power and natural gas retail markets in Alberta, serving over 700 agricultural, industrial and commercial clients with a total demand of approximately 60 MW. This acquisition supports AltaGas' strategy of developing a national energy retail services business serving commercial, industrial and institutional end-users.

In 2006 the gas services component's earnings are expected to benefit from the acquisition of iQ2, as well as from organic growth in retail gas and electricity services.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AUI), AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited (Heritage Gas).

FINANCIAL RESULTS ($ millions)	Three months ended September 30 2005	Three months ended September 30 2004	Nine months ended September 30 2005	Nine months ended September 30 2004
Revenue	18.2	14.0	86.6	82.7
Net revenue	6.1	5.1	24.8	21.0
Operating and administrative expense	4.6	3.9	13.8	12.3
Amortization expense	2.0	1.5	6.0	4.7
Operating income	(0.5)	(0.3)	5.0	4.0

OPERATING STATISTICS[1]	Three months ended September 30 2005	Three months ended September 30 2004	Nine months ended September 30 2005	Nine months ended September 30 2004
Volume of natural gas distributed				
Sales (Bcf)	1.4	1.5	8.8	9.2
Transportation (Bcf)	2.5	2.6	7.4	8.2
Degree day variance (percent)[2]	18.0	24.8	(0.1)	6.6
Number of customers[3]	61,017	60,048	61,017	60,048

(1) AUI only
(2) Variance from 20 year average. Positive variances are favorable
(3) At September 30

The natural gas distribution business is highly seasonal, with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of segment annual net revenue, resulting in strong first and fourth quarter results and second and third quarter results that show either small profits or losses.

For the third quarter and first nine months of 2005, net revenue in the Natural Gas Distribution segment was $6.1 million and $24.8 million, respectively, compared to $5.1 million and $21.0 million for the same periods in 2004. The increases were due to AUI's anticipated rate increases to recover higher operating costs and amortization, partially offset by warmer weather in 2005 compared to 2004.

In December 2004 AUI filed a Phase 1 General Rate Application for 2005 and 2006. A hearing on the application was completed on July 20, 2005 and a decision on this phase is expected in the fourth quarter of 2005.

Heritage Gas continues to expand service within the Dartmouth area. In September Heritage Gas activated newly constructed transmission and distribution systems and commenced service to customers in the town of Amherst and Cumberland County. In August Heritage Gas received proceeds from a $7.6 million loan provided by the Province of Nova Scotia. The proceeds of the loan are to be used to finance a portion Heritage Gas' capital expenditures to expand its system.

NATURAL GAS DISTRIBUTION OUTLOOK

On May 25, 2005 AltaGas announced that its Board of Directors had approved in principle the spin-out of the natural gas distribution business as a public corporation separate from AltaGas Income Trust and its subsidiaries. The spin-out is expected to close on November 17, 2005. No gain or loss is expected to be reported as a result of the transaction.

See "Proposed Transactions" section of this MD&A for additional details.

SEC File # 82-34911

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

($ millions)	**Q3 05**	Q2 05	Q1 05	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03[1]
Net revenue	65.4	63.0	75.4	68.8	60.6	59.1	56.5	61.0
Operating income	22.9	22.0	34.2	29.4	23.4	17.6	21.2	25.9
Net income	17.2	19.1	27.6	25.8	17.1	11.9	11.0	12.0
($ per unit)								
Earnings								
Basic	0.32	0.35	0.52	0.49	0.33	0.25	0.24	0.26
Diluted	0.32	0.35	0.52	0.48	0.33	0.25	0.24	0.26
Dividends/distributions[2]	0.47	0.45	0.45	0.45	0.45	0.30	0.11	0.11

(1) Prior period has been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations.

(2) On August 10, 2005 the Trust announced an increase in the monthly distribution to $0.16 per unit. The distributions for the second quarter of 2004 are for the period starting May 1, 2004, the effective date of the Trust. Prior to May 1, 2004 ASI paid quarterly dividends from the first quarter of 2001 through the first quarter of 2004.

Identifiable trends in AltaGas' business in the past eight quarters reflect the organization's conversion to a trust, its growth, a favourable business environment, seasonality in the natural gas distribution business and asset dispositions.

The conversion to a Trust was effective May 1, 2004. Operating performance improvements, acquisitions, gains on asset dispositions and a positive income tax impact resulting from the reorganization into a Trust contributed to period over period improvements in the results.

Significant items which have impacted individual quarterly earnings were as follows:

- Fourth quarter 2003 net income was higher by approximately $0.2 million as a result of the expansion of the Empress extraction facility completed late in the third quarter of 2003.
- Net income for the first quarter of 2004 included approximately $0.4 million of net income contributed from the Rainbow Lake gathering and processing facilities acquired in late 2003.
- Second quarter 2004 net income was unfavourably impacted by $2.4 million in non-cash compensation expense recorded as the result of all outstanding unvested employee trust unit options vesting effective May 1, 2004 and by trust conversion costs of $3.5 million, partially offset by lower income tax expense resulting from the conversion to a trust.
- Net income in the third quarter of 2004 reflected continuing trust conversion costs, with AltaGas recording $0.9 million of trust conversion expenses for the quarter. During the quarter AltaGas also closed the acquisition of a 48 2/3 percent interest in EEEP from BP Canada Energy Resources Company.
- Fourth quarter 2004 net income included the results of the PremStar businesses, acquired on October 6, 2004, which increased net income by $1.4 million.
- Net income for the first quarter of 2005 included a $7.9 million after-tax gain related to the change in the Trust's ownership interest in Taylor.
- Second quarter 2005 net income included an after-tax loss of $0.5 million related to the Trust's ownership interest in Taylor.

Third quarter 2005 results are discussed in detail in this MD&A.

PROPOSED TRANSACTIONS

On May 25, 2005 AltaGas Income Trust announced its intention to spin-out its natural gas distribution business, into a separate publicly traded company, AltaGas Utility Group Inc. The Trust currently owns all of Utility Group and on closing will distribute a portion of the common shares of Utility Group to the Trust's unitholders and close the sale of a portion of its units, retaining approximately 25 percent of Utility Group.

On November 4, 2005 AltaGas Utility Group Inc. filed and was receipted for a final prospectus relating to Utility Group's initial public offering of its common shares consequent to the spin-out of the Trust's natural gas distribution business.

The final prospectus qualifies for sale the Treasury Offering of 390,000 common shares by Utility Group at a price of $7.50 per share for gross proceeds of approximately $2.9 million. The final prospectus also qualifies for sale the Secondary Offering of 1,716,000 common shares of Utility Group by AltaGas LP#1 at the same price of $7.50 per share, for gross proceeds of approximately $12.9 million (the Treasury Offering and the Secondary Offering collectively being the Offering).

In addition, the prospectus qualifies the Trust and AltaGas LP#1 to distribute 3,900,000 common shares of Utility Group to Trust unitholders and holders of exchangeable partnership units of AltaGas LP#1. Utility Group's shares will be distributed at one common share for approximately each 14 trust units or exchangeable partnership units held. The exact number of shares to be received by each unitholder will be determined on the record date of November 14, 2005 at 4:30 p.m. (Calgary time), and will be included in a press release issued by the Trust on that date. Registered unitholders will receive a share certificate for shares of Utility Group in the mail. Shares distributed to non-registered unitholders will be credited to their investment accounts. Following completion of the Offering and the distribution of shares to unitholders, the Trust will indirectly retain 2,184,000 common shares, or approximately 27 percent of Utility Group.

The spin-out is expected to close on November 17, 2005. At that time, Utility Group will draw on new credit facilities with a syndicate of Canadian chartered banks and use such funds, together with the net proceeds of the Treasury Offering, to repay debt to the Trust. The Trust will use the cash received to reduce its debt.

Upon completion of the Offering, Utility Group will be a publicly traded holding company with 8,190,000 shares outstanding, owning indirect interests in three companies, AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd., each operating natural gas distribution utilities in Canada.

Utility Group and AltaGas LP#1 have each granted the underwriters an option exercisable for a period of 30 days following closing for an additional 15 percent of the Treasury Offering and the Secondary Offering. If the over-allotment option is exercised in full, 8,248,500 shares of AltaGas Utility Group Inc. will be outstanding, and the Trust's indirect ownership of Utility Group will be reduced to approximately 23 percent.

The Toronto Stock Exchange has conditionally approved the listing of Utility Group's common shares under the symbol AUI and listing is subject to Utility Group fulfilling all of the requirements of the TSX on or before February 1, 2006.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (CICA) issued Accounting guideline 15 (AcG-15) "Consolidation of Variable Interest Entities", which is effective for annual and interim reporting periods commencing after November 1, 2004. This guideline requires organizations to assess any entity in which it may have a variable interest to determine whether or not the assets, liabilities and results of the entities' activities should be reported on other than a consolidated basis. AltaGas has determined there is no requirement to change its reporting with regard to interests in entities reported in its consolidated financial statements.

On March 18, 2005 the CICA issued revised Emerging Issues Committee Abstract (EIC) 151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. Exchangeable securities issued and outstanding by AltaGas Limited Partnership No. 1 at December 31, 2004 and September 30, 2005 meet the criteria for equity presentation and as a result, EIC 151 has no effect on AltaGas.

The revised EIC became effective for annual and interim reporting periods ending on or after June 30, 2005. AltaGas has determined that it is compliant with the requirements of this guidance.

CRITICAL ACCOUNTING ESTIMATES

AltaGas' financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessments. For a full discussion of these critical accounting estimates, refer to the MD&A provided in AltaGas' 2004 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on the 2005 financial performance of AltaGas has been to provide revenue stability in the power services component. Alberta Power Pool prices ranged from $7.34 per MWh to $694.30 per MWh in the third quarter of 2005. Through the use of financial hedges on the portion of its 2005 power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At September 30, 2005 the Trust had interest rates fixed through swap transactions with varying terms to maturity on its entire total drawn bank debt of $185.0 million. Including AltaGas' medium-term notes and capital leases, the rate has been fixed on 100 percent of AltaGas' total debt. The amount of fixed-rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

INVESTED CAPITAL

During the third quarter of 2005, AltaGas invested $18.1 million in capital assets, energy services arrangements, contracts and relationships and long-term investments, compared to $67.1 million for the same period in 2004. For the nine months ended September 30, 2005 the Trust invested $38.9 million compared to $90.1 million for 2004.

SEC File # 82-34911

INVESTED CAPITAL BY SEGMENT

For the three months ended September 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Capital assets	$ 13.2	$ 0.3	$ 4.0	$ 17.5
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	0.4	-	0.2	0.6
Net additions	$ 13.6	$ 0.3	$ 4.2	$ 18.1

For the three months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Capital assets	$ 38.4	$ 14.6	$ 3.0	$ 56.0
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	10.6	-	0.5	11.1
	$ 49.0	$ 14.6	$ 3.5	$ 67.1
Disposals:				
Capital assets	$ (0.7)	$ -	$ -	$ (0.7)
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	-	-	-	-
	$ (0.7)	$ -	$ -	$ (0.7)
Net additions	$ 48.3	$ 14.6	$ 3.5	$ 66.4

For the nine months ended September 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Capital assets	$ 23.9	$ 1.0	$ 8.3	$ 33.2
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	5.4	-	0.3	5.7
	$ 29.3	$ 1.0	$ 8.6	$ 38.9
Disposals:				
Capital assets	$ (7.1)	$ -	$ -	$ (7.1)
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	(13.0)	-	-	(13.0)
	$ (20.1)	$ -	$ -	$ (20.1)
Net additions	$ 9.2	$ 1.0	$ 8.6	$ 18.8

SEC File # 82-34911

For the nine months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Capital assets	$ 54.9	$ 14.9	$ 6.7	$ 76.5
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	12.8	-	0.8	13.6
	$ 67.7	$ 14.9	$ 7.5	$ 90.1
Disposals:				
Capital assets	$ (0.7)	$ -	$ -	$ (0.7)
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	(3.4)	-	-	(3.4)
	$ (4.1)	$ -	$ -	$ (4.1)
Net additions	$ 63.6	$ 14.9	$ 7.5	$ 86.0

AltaGas categorizes its invested capital into maintenance, growth and administrative categories. Growth capital accounted for $15.7 million in the third quarter of 2005, compared to $64.0 million for the same quarter in 2004, which included field gathering and processing component facility acquisitions and expansions as well as expansions in the Natural Gas Distribution segment. Maintenance capital projects amounting to $1.5 million in the third quarter of 2005 and $2.0 million for the same period of 2004 were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments to maintain the productive capability of the facilities and gathering and distribution systems. Administrative capital expenditures, including computer hardware and software projects, totaled $0.9 million in the third quarter of 2005 compared to $1.1 million for the same period in 2004.

Growth capital spending was $31.1 million in the first nine months of 2005, compared to $82.8 million for the same period in 2004. $5.4 million and $4.3 million was spent on maintenance capital projects in the first nine months of 2005 and 2004, respectively, mainly in the Gathering and Processing and Natural Gas Distribution segments. Administrative capital expenditures, including computer hardware and software projects, totaled $2.4 million in the first nine months of 2005 compared to $3.0 million for the same period in 2004.

The composition of investing activity for the third quarter and first nine months of 2005 and 2004 are as follows:

INVESTED CAPITAL BY ACTIVITY

For the three months ended September 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Maintenance	$ 0.4	$ -	$ 1.1	$ 1.5
Growth	12.7	0.1	2.9	15.7
Administrative	0.5	0.2	0.2	0.9
	$ 13.6	$ 0.3	$ 4.2	$ 18.1
Net invested capital	$ 13.6	$ 0.3	$ 4.2	$ 18.1

For the three months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Maintenance	$ 0.7	$ -	$ 1.3	$ 2.0
Growth	47.4	14.6	2.0	64.0
Administrative	0.9	-	0.2	1.1
	$ 49.0	$ 14.6	$ 3.5	$ 67.1
Dispositions	(0.7)	-	-	(0.7)
Net invested capital	$ 48.3	$ 14.6	$ 3.5	$ 66.4

For the nine months ended September 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Maintenance	$ 2.2	$ 0.4	$ 2.8	$ 5.4
Growth	25.5	0.2	5.4	31.1
Administrative	1.6	0.4	0.4	2.4
	$ 29.3	$ 1.0	$ 8.6	$ 38.9
Dispositions	(20.1)	-	-	(20.1)
Net invested capital	$ 9.2	$ 1.0	$ 8.6	$ 18.8

For the nine months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Maintenance	$ 1.9	$ -	$ 2.4	$ 4.3
Growth	63.7	14.6	4.5	82.8
Administrative	2.1	0.3	0.6	3.0
	$ 67.7	$ 14.9	$ 7.5	$ 90.1
Dispositions	(4.1)	-	-	(4.1)
Net invested capital	$ 63.6	$ 14.9	$ 7.5	$ 86.0

LIQUIDITY AND CAPITAL RESOURCES

The Trust believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium Distribution™ programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities. A description of the Trust's credit facilities can be found in notes 9 and 10 to the Consolidated Financial Statements included in the Trust's 2004 Annual Report.

OPERATING ACTIVITIES

Funds generated from operations before changes in current operating assets and liabilities were $31.1 million and $92.6 million for the three and nine months ended September 30, 2005, respectively, compared with $28.6 million and $74.7 million for the same periods in 2004.

AltaGas had a working capital deficit of $28.4 million at September 30, 2005, compared to a working capital deficit of $106.5 million at December 31, 2004. The primary driver for the change in working capital compared to December 31, 2004 was the issuance of $100.0 million of new MTNs on August 30, 2005. The MTNs are classified in the financial statements as long-term debt.

INVESTING ACTIVITIES

Cash used for investing activities for the quarter and nine months ended September 30, 2005 was $15.3 million and $10.2 million, respectively, compared with $52.2 million and $76.8 million for the same periods in 2004. This increase reflected decreased expenditures on capital assets in 2005 related to timing of capital projects.

FINANCING ACTIVITIES

Cash from financing activities for the three months ended September 30, 2005 was $49.5 million compared to cash used for financing activities of $18.0 million in the same period of 2004. The increase was mainly due to the issuance of $100.0 million MTNs in August 2005, partially offset by increased distributions and increased repayments of long-term debt.

Cash used for financing activities for the nine months ended September 30, 2005 was $3.5 million compared to cash used for financing activities of $2.2 million for the same period of 2004. The increase was due to distributions provided to unitholders, offset by proceeds from the equity issuance in June 2004, and by the factors described in the previous paragraph.

AltaGas uses debt and equity funding based on the Trust's capital structure, which is determined by considering the norms and risks associated with each of its business components and segments. At September 30, 2005 AltaGas had total debt outstanding of $406.3 million, up from $359.5 million at December 31, 2004. The debt of $406.3 million at September 30, 2005 would have been $334.5 million had the cash and short-term investments been used to pay down debt on September 30, 2005. AltaGas Operating Partnership and AltaGas Income Trust each had $100.0 million in MTNs outstanding and AltaGas Holding Limited Partnership No.1 had access to prime loans, bankers' acceptances and letters of credit though bank lines totaling $425.0 million. As at September 30, 2005 AltaGas Holding Limited Partnership No.1 had drawn bank debt of $185.0 million and letters of credit outstanding of $40.7 million. These two entities fund all operating subsidiaries. As an income trust, AltaGas targets a debt to total capitalization ratio of between 45 and 50 percent. The Trust's debt to total capitalization ratio as at September 30, 2005 increased to 45.0 percent from 42.6 percent at December 31, 2004.

On August 30, 2005 AltaGas Income Trust completed the issuance of $100.0 million of senior unsecured MTNs under the Trust's Universal Shelf Prospectus dated May 18, 2005 and Prospectus Supplement dated August 23, 2005 establishing AltaGas' MTN program. Details of the new MTN issue can be found in note 4 to the Interim Consolidated Financial Statements included with this MD&A. Subsequent to September 30, 2005 the proceeds of the issuance were used to repay debt instruments (see discussion in Subsequent Events section). AltaGas anticipates annual interest expense savings of approximately $2.9 million related to the retirement of the MTNs that were issued October 4, 2000 at an interest rate of 7.28 percent.

On September 30, 2005 AltaGas renegotiated the terms of its syndicated term facility and demand operating facility to extend the term of these facilities to September 30, 2008.

RISK FACTORS

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of AltaGas. These risk factors are presented in the MD&A and AltaGas' Annual Information Form for the year ended December 31, 2004. Management has determined that market, financial and counterparty risks remain substantially unchanged since December 31, 2004.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI security holders exchanged their shares in the company for trust units and eligible security holders also received exchangeable units that are exchangeable into trust units on a one for one basis. The exchangeable units are not listed for trading on an exchange.

At October 31, 2005 the Trust had 52,298,620 trust units and 2,142,125 exchangeable units outstanding and a market capitalization of $1.4 billion based on a closing trading price on October 31, 2005 of $25.49 per trust unit. At October 31, 2005 there were 195,700 options outstanding and 50,500 options exercisable under the terms of the unit option plan.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

SUBSEQUENT EVENTS

MEDIUM-TERM NOTES

Consolidated cash and short-term investments at September 30, 2005 of $71.8 million arising largely from the proceeds of the issuance on August 30, 2005 of the $100.0 million MTNs described in note 4 were held to repay medium-term notes due October 4, 2005. The debt of $406.3 million at September 30, 2005 would have been $334.5 million had the cash and short-term investments been used to pay down debt on September 30, 2005.

iQ2 POWER

On November 3, 2005 AltaGas completed the acquisition of substantially all of the assets and liabilities of iQ2 Power Corp. iQ2 purchases power and natural gas for sale in the retail market in Alberta, serving over 700 agricultural, industrial and commercial clients with a total demand of approximately of 60 MW.

NATURAL GAS DISTRIBUTION SPIN-OUT

On May 25, 2005 AltaGas Income Trust announced its intention to spin-out its natural gas distribution business, into a separate publicly traded company, AltaGas Utility Group Inc. The Trust currently owns all of Utility Group and on closing will distribute a portion of the common shares of Utility Group to the Trust's unitholders and close the sale of a portion of its units, retaining approximately 25 percent of Utility Group.

On November 4, 2005 AltaGas Utility Group Inc. filed and was receipted for a final prospectus relating to Utility Group's initial public offering of its common shares consequent to the spin-out of the Trust's natural gas distribution business.

The final prospectus qualifies for sale the Treasury Offering of 390,000 common shares by Utility Group at a price of $7.50 per share for gross proceeds of approximately $2.9 million. The final prospectus also qualifies for sale the Secondary Offering of 1,716,000 common shares of Utility Group by AltaGas LP#1 at the same price of $7.50 per share, for gross proceeds of approximately $12.9 million (the Treasury Offering and the Secondary Offering collectively being the Offering).

In addition, the prospectus qualifies the Trust and AltaGas LP#1 to distribute 3,900,000 common shares of Utility Group to Trust unitholders and holders of exchangeable partnership units of AltaGas LP#1. Utility Group's shares will be distributed at one common share for approximately each 14 trust units or exchangeable partnership units held. The exact number of shares to be received by each unitholder will be determined on the record date of November 14, 2005 at 4:30 p.m.

(Calgary time), and will be included in a press release issued by the Trust on that date. Registered unitholders will receive a share certificate for shares of Utility Group in the mail. Shares distributed to non-registered unitholders will be credited to their investment accounts. Following completion of the Offering and the distribution of shares to unitholders, the Trust will indirectly retain 2,184,000 common shares, or approximately 27 percent of Utility Group.

The spin-out is expected to close on November 17, 2005. At that time, Utility Group will draw on new credit facilities with a syndicate of Canadian chartered banks and use such funds, together with the net proceeds of the Treasury Offering, to repay debt to the Trust. The Trust will use the cash received to reduce its debt.

Upon completion of the Offering, Utility Group will be a publicly traded holding company with 8,190,000 shares outstanding, owning indirect interests in three companies, AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd., each operating natural gas distribution utilities in Canada.

Utility Group and AltaGas LP#1 have each granted the underwriters an option exercisable for a period of 30 days following closing for an additional 15 percent of the Treasury Offering and the Secondary Offering. If the over-allotment option is exercised in full, 8,248,500 shares of AltaGas Utility Group Inc. will be outstanding, and the Trust's indirect ownership of Utility Group will be reduced to approximately 23 percent.

The Toronto Stock Exchange has conditionally approved the listing of Utility Group's common shares under the symbol AUI and listing is subject to Utility Group fulfilling all of the requirements of the TSX on or before February 1, 2006.

BLAIR CREEK GAS PROCESSING FACILITY

On October 11, 2005, AltaGas announced it had acquired a 100 percent working interest in the 24 Mmcf/d sweet gas processing facility for approximately $9.5 million. The Blair Creek Gas Plant is located approximately 90 kilometres northwest of Fort St. John, B.C. The facility went into service October 30, 2005.

FEDERAL GOVERNMENT INCOME TRUST CONSULTATIVE PROCESS

On September 8, 2005 the federal Government of Canada issued a consultation paper regarding a review of the income trust sector. Subsequent to the White Paper, the government issued a decision to postpone all advance tax rulings for trust conversions. These developments have resulted in some uncertainty in the capital markets with respect to the trust sector. Management is monitoring the actions of the Government of Canada in this matter and is supportive of the efforts of the trust industry in its representations to the Government.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force. It provides that a unitholder will not be, as a beneficiary, liable for any act, defaults, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

At the request of the Board of Directors, David Cornhill has agreed to continue serving in his current capacity as Chairman, President, and Chief Executive Officer and to defer his retirement plans. Mr. Cornhill has been the leader of AltaGas Income Trust and its predecessor since AltaGas was founded in 1994.

SEC File # 82-34911

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, PATRICIA M. NEWSON, Senior Vice President and Chief Financial Officer certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust (the issuer) for the interim period ending September 20, 2005.
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: November 9, 2005

Patricia M. Newson
Senior Vice President and Chief Financial Officer

SEC File # 82-34911

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DAVID W. CORNHILL, Chairman and Chief Executive Officer certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust (the issuer) for the interim period ending September 30, 2005.
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: November 9, 2005

David W. Cornhill
Chairman and Chief Executive Officer

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST UNITHOLDERS TO RECEIVE SHARES OF UTILITY GROUP

Calgary, Alberta (November 14, 2005) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that related to the spin-out of its Natural Gas Distribution segment into AltaGas Utility Group Inc. (Utility Group), holders of trust units (Trust Units) of the Trust (Unitholders) and holders of exchangeable partnership units (Partnership Units) of AltaGas Holding Limited Partnership No. 1 (LP Unitholders) will receive one common share of Utility Group for each 13.9592 Trust Units or exchangeable Partnership Units held on the November 14, 2005 record date. Fractional shares will not be distributed and the number of common shares of Utility Group distributed to each holder will be rounded down to the next lowest number of common shares.

As of 4:30 p.m. (Calgary time) today, there were 52,298,620 Trust Units and 2,142,125 Partnership Units issued and outstanding, for a total of 54,440,745 Units.

Registered Unitholders and LP Unitholders will receive a share certificate for common shares of Utility Group in the mail. Common shares distributed to non-registered unitholders will be credited to their investment accounts. Non-resident Unitholders will be subject to withholding taxes as a result of the distribution of Utility Group common shares. Further information can be found under the heading "Distribution" in the section entitled "Plan of Distribution" in the final prospectus filed by Utility Group on November 4, 2005 and available at www.sedar.com.

The Toronto Stock Exchange has conditionally approved the listing of Utility Group's common shares under the symbol AUI and listing is subject to Utility Group fulfilling all of the requirements of the TSX on or before February 1, 2006. Management anticipates satisfying the conditions upon closing.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, they may not be offered or sold within the United States except pursuant to registration under the 1933 Act and applicable state securities laws or pursuant to an exemption from registration therefrom.

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. Through its Natural Gas Distribution segment to be spun out to Utility Group, AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	*Stephanie Labowka-Poulin*	*Investor Relations*
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES CLOSING OF SPIN-OUT OF NATURAL GAS DISTRIBUTION BUSINESS

NOT FOR DISTRIBUTION IN THE U.S. OR TO U.S. NEWSWIRE SERVICES

Calgary, Alberta (November 17, 2005) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has completed the spin-out of its natural gas distribution segment into AltaGas Utility Group Inc. (Utility Group). The common shares of Utility Group commenced trading on the Toronto Stock Exchange at market opening today under the symbol AUI.

Utility Group owns indirect interests in three companies, AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd., each operating natural gas distribution utilities in Canada. The Trust holds 2,184,000 common shares, or approximately 27 percent of Utility Group's total issued and outstanding common shares.

David Cornhill, Chairman, President and CEO of AltaGas Income Trust said, "This is an exciting day for AltaGas and our unitholders. We believe that AltaGas Utility Group Inc. will be an excellent addition to the investment marketplace and will enhance value for AltaGas' existing unitholders and Utility Group shareholders."

As announced on November 14, 2005, holders of trust units (Trust Units) of the Trust (Unitholders) and holders (LP Unitholders) of exchangeable partnership units (Partnership Units) of AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) will receive one common share of Utility Group for each 13.9592 Trust Units or Partnership Units held on the November 14, 2005 record date. Fractional shares will not be distributed and the number of common shares of Utility Group distributed to each holder of record will be rounded down to the next lowest number of common shares.

Registered Unitholders and LP Unitholders of record will receive a share certificate for common shares of Utility Group in the mail. Common shares distributed to non-registered Unitholders will be credited to their investment accounts. Non-resident Unitholders will be subject to withholding taxes as a result of the distribution of Utility Group common shares. Further information can be found under the heading "Distribution" in the section entitled "Plan of Distribution" in the final prospectus filed by Utility Group on November 4, 2005 and available at www.sedar.com.

Coincident with the spin-out, Utility Group completed its initial public offering of 390,000 common shares at a price of $7.50 per share for gross proceeds of approximately $2.9 million. AltaGas LP #1 also concurrently completed a secondary offering of 1,716,000 common shares of Utility Group at the same price of $7.50 per share for gross proceeds to AltaGas LP #1 of approximately $12.9 million.

The underwriting syndicate for Utility Group's initial public offering and AltaGas LP#1's secondary offering was co-led by Clarus Securities Inc. and RBC Capital Markets and included BMO Nesbitt Burns Inc.,

National Bank Financial Inc. and Scotia Capital Inc. Utility Group and AltaGas LP#1 have each granted the underwriters an over-allotment option exercisable for a period of 30 days following closing for an additional 15 percent of the treasury offering and the secondary offering, respectively. If the over-allotment options are exercised in full, the Trust's holding will be reduced to approximately 23 percent.

Clarus Securities Inc. was also retained as financial advisor by AltaGas Income Trust and AltaGas Utility Group Inc. with respect to the spin-out of Utility Group.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, they may not be offered or sold within the United States except pursuant to registration under the 1933 Act and applicable state securities laws or pursuant to an exemption from registration therefrom.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering and processing, extraction of ethane and natural gas liquids, transmission, wholesale sale of power from its gas-fired generation and power purchase-based arrangements, natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas



ALTAGAS INCOME TRUST
1700, 355 4 Avenue SW
Calgary, Alberta, Canada
T2P 0J2
www.altagas.ca
Ph: 403-691-7575
Fx: 403-691-7576

ALTAGAS ANNOUNCES THIRD QUARTER EARNINGS

CALGARY, November 9, 2005 (TSX: ALA.UN) AltaGas Income Trust (AltaGas or the Trust) today announced third quarter net income of $17.2 million ($0.32 per unit), compared to $17.1 million ($0.33 per unit) for the same quarter of 2004. For the nine months ended September 30, 2005 AltaGas reported net income of $63.9 million ($1.19 per unit), up 60 percent from $40.0 million ($0.83 per unit) during the same period last year.

AltaGas Income Trust also declared a distribution of $0.16 per trust unit and exchangeable unit payable on December 15, 2005 to holders of record on November 25, 2005. AltaGas' total distributions declared in the third quarter 2005 were $0.47 per unit.

David Cornhill, Chairman and CEO of the Trust, commented, "Our operations continued to perform well in the third quarter. Energy Services' operating margin was up 25 percent, and Gathering and Processing operations maintained high reliability in a quarter that included significant planned turnarounds and maintenance." He added, "Fourth quarter results are expected to benefit from higher power prices and the historically strong fourth quarter Gathering and Processing performance."

Key drivers of results in the quarter and first nine months of 2005 were strong operating performance and contributions from acquisitions made in the latter half of 2004. In the quarter, this was partially offset by higher costs resulting from facility turnarounds, higher operating costs and higher administrative costs including those to comply with CEO/CFO certification requirements. The first nine months of the year benefited from a non-recurring, after-tax gain of $7.9 million from the Trust's ownership reduction in Taylor NGL Limited Partnership in the first quarter of 2005, lower interest expense as a result of lower debt balances and lower income taxes as a result of the conversion to a trust in May 2004.

FINANCIAL HIGHLIGHTS[1]

- Earnings before interest, taxes, depreciation and amortization (EBITDA) increased to $35.3 million this quarter from $33.8 million compared to the same quarter last year and on a year-to-date basis is up to $115.7 million from $92.8 million.

- Funds generated from operations were $31.1 million for third quarter 2005 and $92.6 million for the first nine months of 2005, compared to $28.6 million and $74.7 million respectively in the same periods in 2004.

- Distributable cash increased to $29.6 million ($0.54 per unit) in third quarter 2005 and to $87.2 million ($1.62 per unit) in the first nine months of 2005, from $26.6 million ($0.52 per unit) in third quarter 2004 and $70.4 million ($1.46 per unit) in the first nine months of 2004.

- AltaGas completed the issuance of $100.0 million of senior unsecured medium-term notes, which carry a coupon rate of 4.4 percent and mature on September 1, 2010. AltaGas anticipates annual interest expense savings of approximately $2.9 million due to the lower interest rate as compared to the $100.0 million medium-term notes issued in 2000, which matured on October 4, 2005.

(1) *Includes non-GAAP financial measures. Please see discussion in Non-GAAP Financial Measures section of the Trust's third quarter Management's Discussion and Analysis.*

IN THE THIRD QUARTER, ALTAGAS:

- Continued to execute the spin-out of its Natural Gas Distribution (NGD) segment into a separate publicly traded company, AltaGas Utility Group Inc. (Utility Group).

- Announced the purchase of substantially all of the assets and liabilities of iQ2 Power Corp., a privately held, Alberta-based power and natural gas retail business. The acquisition closed on November 3, 2005.

- Announced it has donated $300,000 to the Shock Trauma Air Rescue Society (STARS). The donation will assist STARS in purchasing new helicopters and expanding STARS' capacity and reach in Alberta, British Columbia and Saskatchewan and is the largest donation in AltaGas' 11-year history.

- Announced it will build a 20 Mmcf/d, $14.0 million sour gas processing plant near Princess, Alberta, which is anticipated to be in service in December 2005.

SUBSEQUENT TO THE THIRD QUARTER, ALTAGAS:

- Announced it will build the 15 Mmcf/d, $6.0 million Clear Prairie sweet gas processing facility in northwest Alberta, extending its gathering and processing presence west of the sixth meridian. Commissioning is anticipated in mid-December, subject to regulatory approvals being received.

- Announced it had acquired 100 percent of the 24 Mmcf/d, $9.5 million Blair Creek Gas Plant, a new sweet gas processing facility in northeast B.C. that began service on October 30, 2005.

- Received approval from the Alberta Energy and Utilities Board (EUB Decision 2005-112) for the spin-out of the Trust's NGD business into a public corporation.

- On November 4, 2005 Utility Group filed a final prospectus with the securities regulators in all provinces of Canada related to the offering of its shares from treasury, the sale of a portion of its shares by the Trust and the distribution of a portion of Utility Group's shares by the Trust to Trust unitholders. The spin-out is expected to close on November 17, 2005 and will result in the Trust retaining an approximate 25 percent ownership interest in Utility Group. Unitholders of record of AltaGas on November 14, 2005 will receive one common share of AltaGas Utility Group Inc. for approximately each 14 units of the Trust. At the time of the spin-out AltaGas Income Trust will reduce its long-term debt with the proceeds of the sale of a portion of its interest in the company, and with cash received from Utility Group in payment of Trust loans to the NGD segment.

- At the request of the Board of Directors, David Cornhill has agreed to continue serving in his current capacity as Chairman, President, and Chief Executive Officer and to defer his retirement plans. Mr. Cornhill has been the leader of AltaGas Income Trust and its predecessor since AltaGas was founded in 1994.

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated November 9, 2005 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust for the three and nine month periods ended September 30, 2005 and the notes thereto and with the audited consolidated financial statements and MD&A contained in the Trust's annual report for the year ended December 31, 2004.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the security holders of AltaGas Services Inc. (ASI) voted in favour of a plan of arrangement to reorganize the business into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) or AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust now indirectly holds through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flows of the Trust are solely dependent on the results of the operating subsidiaries and are derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the trust structure.

AltaGas General Partner Inc., through its Board of Directors who are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust.

The Trust pays cash distributions on the 15th day of each month, to unitholders of record on the 25th day of the previous month or in each case the following business day if the payment date or record date falls on a weekend or holiday.

Distributions declared were $0.15 for July 2005 and increased to $0.16 per unit for August and September of 2005. Total third quarter distributions declared were $0.47 per unit or $25.5 million. During the third quarter of 2004 the Trust distributions declared were $0.45 per unit, or $23.2 million. The following table summarizes AltaGas' dividend and distribution declaration history[1].

(dollars per unit)	2005	2004	2003	2002	2001
First quarter	$ 0.45	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second quarter	0.45	0.30	0.08	0.06	0.03
Third quarter	0.47	0.45	0.11	0.08	0.06
Fourth quarter		0.45	0.11	0.08	0.06
	$ 1.37	$ 1.31	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. The Trust conversion occurred in May 2004 and monthly distributions were declared to unitholders beginning in May 2004.

Holders of AltaGas Income Trust units are eligible for the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase plans (DRIP). Due to regulatory changes, effective September 14, 2005 holders of exchangeable units of AltaGas LP#1 are no longer eligible for Premium Distribution™, Distribution Reinvestment or Optional Unit Purchase plans. DRIP participation generated $7.3 million in new equity through the issuance of 285,589 trust units in the third quarter of 2005. Since the DRIP was introduced in May 2004 it has contributed a total of $30.1 million of new equity and 1,364,505 of new units as of September 30, 2005. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

CONSOLIDATED RESULTS

CONSOLIDATED FINANCIAL RESULTS	Three months ended September 30		Nine months ended September 30	
($ millions)	**2005**	2004	**2005**	2004
Revenue	**369.4**	178.5	**1,039.5**	547.4
Net revenue[1]	**65.4**	60.6	**203.8**	176.2
EBITDA[1]	**35.3**	33.8	**115.7**	92.8
Net income	**17.2**	17.1	**63.9**	40.0
Net additions to capital assets	**17.5**	55.3	**26.1**	75.8
Total assets	**1,200.2**	958.7	**1,200.2**	958.7
Long-term liabilities	**305.3**	354.5	**305.3**	354.5
Cash flows				
Funds generated from operations[1]	**31.1**	28.6	**92.6**	74.7
Distributable cash[1][2]	**29.6**	26.6	**87.2**	70.4
Distributions paid[3]	**24.9**	23.1	**73.1**	35.1
($ per unit)				
EBITDA	**0.65**	0.66	**2.15**	1.93
Net income	**0.32**	0.33	**1.19**	0.83
Cash flows				
Funds generated from operations[1]	**0.57**	0.55	**1.72**	1.55
Distributable cash[1][2]	**0.54**	0.52	**1.62**	1.46
Distributions declared[3]	**0.47**	0.45	**1.37**	0.86
Units outstanding (millions)				
Weighted average number of units outstanding for the period	**54.2**	51.4	**53.8**	48.2
End of period	**54.3**	51.7	**54.3**	51.7

(1) Non-GAAP financial measure. See discussion in the following section of this MD&A.

(2) Based on cash from operations and is not impacted by investing and financing activities, consequently the first quarter of 2005 does not include proceeds of $12.8 million from sale of units in Taylor NGL Limited Partnership.

(3) Distributions of $0.16 per unit per month declared commencing in August 2005. From May 2004 to July 2005 distributions of $0.15 per unit per month were declared. In the first quarter of 2004 dividends of $0.11 per share were declared.

Net income for the three months ended September 30, 2005 was $17.2 million compared to $17.1 million for the same period in 2004. The increase was due to lower operating income, more than offset by lower income tax expense in the quarter compared to the same quarter last year. Lower operating income in the quarter was due to higher costs resulting from facility turnarounds and higher operating and administrative costs, which more than offset the higher income resulting from higher power prices.

Net income for the nine months ended September 30, 2005 was $63.9 million, an increase of $23.9 million compared to $40.0 million for the same period in 2004. The increase was due to higher operating income, lower interest expense as a result of lower debt balances and lower income taxes as a result of the conversion to a trust in May 2004.

Net income for the nine months ending September 30, 2005 included the $7.9 million after-tax gain on the Taylor NGL Limited Partnership (Taylor) disposition and dilution gain in the first quarter, partially offset by $0.5 million after-tax equity loss due to Taylor's management reorganization transaction in the second quarter.

Net income in the nine months ended September 30, 2004 included approximately $4.4 million costs pre-tax related to the conversion to an income trust.

Funds generated from operations for the three and nine months ended September 30, 2005 were $31.1 million and $92.6 million, respectively, compared to $28.6 million and $74.7 million for the same periods last year. The increase was primarily due to business growth and higher distributions received from equity investments.

Revenue for the three and nine months ended September 30, 2005 was $369.4 million and $1,039.5 million respectively, an increase of 107 percent and 90 percent from the same periods in 2004. The increases were primarily due to the third quarter 2004 acquisition of the Edmonton Ethane Extraction Plant (EEEP) and the fourth quarter 2004 acquisition of PremStar. Revenue for the nine months ended September 30, 2005 also included the Taylor gains mentioned earlier.

Operating and administrative expenses for the quarter and nine months ended September 30, 2005 were $30.1 million and $88.1 million, respectively, compared to $26.8 million and $83.4 million for the same periods in 2004. The increases in operating and administrative expenses related primarily to increased costs from acquisitions completed in late 2004, turnaround costs, higher general corporate expenses to support the growth in the Trust and higher costs incurred to meet new certification requirements for reporting issuers by the Canadian Securities Administrators. Administrative costs are allocated to operating segments resulting in higher operating and administrative costs at the segment level.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three and nine months ended September 30, 2005 was $35.3 million and $115.7 million, respectively, an increase of four percent and 25 percent compared to the same periods in 2004.

Amortization expense for the third quarter and first nine months of 2005 increased to $12.4 million and $36.6 million, respectively, compared to $10.4 million and $30.6 million for the same periods in 2004. The higher expense was due mainly to increases in the Trust's capital asset base resulting from acquisitions and internal expansion projects, as well as increased amortization at AltaGas Utilities Inc. resulting from a recent depreciation study.

Interest expense for the three months ended September 30, 2005 was $5.1 million, an increase of $0.2 million compared to $4.9 million for the same period in 2004. For the nine months ended September 30, 2005 interest expense was $15.2 million, compared to $15.8 million for the same period in 2004. The decrease for the nine months ended September 30, 2005 was due to lower average debt balances resulting from the Trust's equity issue in June 2004 and higher funds generated from operations that resulted in lower amounts being drawn on existing credit facilities, partially offset by interest on a capital lease acquired in the third quarter of 2004.

Income tax expense for the third quarter and nine months ended September 30, 2005 was $0.6 million and $80 thousand, respectively, compared to $1.4 million and $6.4 million for the same periods in 2004. The quarter over quarter variance resulted from adjustments in 2005 related to the Income Trust conversion. The decrease in income tax expense on a year-to-date basis reflects AltaGas as an income trust for the full nine months of 2005 compared to five months for the same period in 2004. Once restructured as an income trust, corporate subsidiaries' taxable income is generally reduced to zero by interest payments to the Trust. Payments received by the Trust in the form of interest distributions or other income from its subsidiaries are taxable income to the Trust. As the Trust is entitled to deduct its administrative costs and distributions to unitholders and since in accordance with its Trust indenture it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future. Incorporated subsidiaries in AltaGas' NGD segment, which operate as regulated businesses under utility board regulation, will continue to pay income tax.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other issuers.

NET REVENUE		Three months ended September 30		Nine months ended September 30	
($ millions)		**2005**	2004	**2005**	2004
Net revenue		65.4	60.6	203.8	176.2
Add:	Cost of sales	304.0	117.9	835.7	371.2
Revenue (GAAP financial measure)		369.4	178.5	1,039.5	547.4

In the Energy Services and Natural Gas Distribution segments and the extraction component, net revenue is a better measure of business performance than revenue.

OPERATING INCOME		Three months ended September 30		Nine months ended September 30	
($ millions)		**2005**	2004	**2005**	2004
Operating income		22.9	23.4	79.1	62.2
Add (deduct):	Interest	(5.1)	(4.9)	(15.2)	(15.8)
	Income taxes	(0.6)	(1.4)	nil	(6.4)
Net income (GAAP financial measure)		17.2	17.1	63.9	40.0

AltaGas reports segmented operating income in note 8 to the Interim Consolidated Financial Statements. Interest and income taxes are not allocated to business segments hence operating income is used to measure segment operating performance.

EBITDA		Three months ended September 30		Nine months ended September 30	
($ millions)		**2005**	2004	**2005**	2004
EBITDA		35.3	33.8	115.7	92.8
Add (deduct):	Amortization	(12.4)	(10.4)	(36.6)	(30.6)
	Interest	(5.1)	(4.9)	(15.2)	(15.8)
	Income taxes	(0.6)	(1.4)	nil	(6.4)
Net income (GAAP financial measure)		17.2	17.1	63.9	40.0

EBITDA is a measure of the Trust's ability to generate cash and cover interest payments.

FUNDS GENERATED FROM OPERATIONS	Three months ended September 30		Nine months ended September 30	
($ millions)	**2005**	2004	**2005**	2004
Funds generated from operations	31.1	28.6	92.6	74.7
Add (deduct): Net change in non-cash working capital and other	3.7	1.6	(9.8)	4.6
Cash from operations (GAAP financial measure)	34.8	30.2	82.8	79.3

Funds generated from operations reports the Trust's ability to generate cash from operations after interest and taxes excluding the impact of changes to the Trust's non-cash working capital and other.

DISTRIBUTABLE CASH	Three months ended September 30		Nine months ended September 30	
($ millions)	**2005**	2004	**2005**	2004
Distributable cash flow	29.6	26.6	87.2	70.4
Add (deduct): Maintenance capital expenditures	1.5	2.0	5.4	4.3
Net change in non-cash working capital and other	3.7	1.6	(9.8)	4.6
Cash from operations (GAAP financial measure)	34.8	30.2	82.8	79.3

Distributable cash is used to evaluate the Trust's ability to maintain its distributions to unitholders.

In the first quarter of 2005, AltaGas sold 1.4 million units of Taylor for proceeds of $12.8 million. As the Trust's distributable cash is based on cash from operations net of the change in non-cash working capital and other and maintenance capital expenditures, it is not impacted by changes to cash resulting from investing or financing activities and hence does not include the proceeds from the sale of Taylor units.

RESULTS OF OPERATIONS BY SEGMENT

AltaGas reports financial results to the operating income level on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

OPERATING INCOME	Three months ended September 30		Nine months ended September 30	
($ millions)	**2005**	2004	**2005**	2004
Gathering and Processing	10.1	12.1	39.8	31.3
Energy Services	13.3	11.6	34.3	26.9
Natural Gas Distribution	(0.5)	(0.3)	5.0	4.0
	22.9	23.4	79.1	62.2

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

FINANCIAL RESULTS	Three months ended September 30		Nine months ended September 30	
($ millions)	**2005**	2004	**2005**	2004
Revenue	80.5	53.1	236.9	146.4
Net revenue	44.6	39.8	136.9	115.3
Operating and administrative expense	27.0	21.1	75.0	64.6
Amortization expense	7.5	6.6	22.1	19.4
Operating income	10.1	12.1	39.8	31.3

OPERATING STATISTICS	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Field gathering and processing				
Capacity (Mmcf/d)[1]	926	906	926	906
Throughput (gross Mmcf/d)[2]	554	552	560	559
Capacity utilization (percent)[3]	60	61	60	61
Average working interest (percent)[1]	89	89	89	89
Extraction				
Inlet capacity (Mmcf/d)[1]	539	539	539	539
Production (Bbls/d)[2]	18,065	13,054	19,339	10,812
Transmission volumes (Mmcf/d)[2][4]	431	417	432	409

(1) As at September 30

(2) Average for the period

(3) Third quarter average

(4) Excludes condensate pipeline volumes

Gathering and Processing segment revenue for the third quarter and first nine months of 2005 was $80.5 million and $236.9 million, respectively, compared to $53.1 million and $146.4 million for the same periods in 2004.

Net revenue for the three and nine-month periods ended September 30, 2005 was $44.6 million and $136.9 million, respectively, compared to $39.8 million and $115.3 million for the same periods in 2004. Revenues and net revenues increased as a result of the acquisition of EEEP in August of 2004 as well as higher operating cost recovery in the field gathering and processing component.

Operating income for the third quarter of 2005 was $10.1 million, compared to $12.1 million for the same period in 2004. The acquisition of EEEP and strong operational performance in the field gathering and processing component including expansions at Marten Creek, Kirkpatrick Lake and Windfall facilities, were more than offset by higher costs due to scheduled turnarounds and maintenance and higher operating and administrative costs in the quarter.

For the first nine months of 2005, operating income also included the $8.6 million non-recurring gain related to the Trust's investment in Taylor consisting of the pre-tax gain of $9.2 million reported in the first quarter of 2005 resulting from an equity issue and dilution gain, partially offset by a pre-tax loss of $0.6 million reported in the second quarter of 2005 as a result of Taylor's June 29, 2005 management reorganization transaction.

In the field gathering and processing component, net revenue for the three and nine-month periods ended September 30, 2005 increased to $29.3 million and $84.8 million, respectively, compared to $27.5 million and $81.4 million for the same periods in 2004. The increase was due to strong operational performance, acquisitions and expansions. During the third quarter of 2005, AltaGas completed scheduled turnarounds and maintenance projects at its processing facilities. The turnarounds are accounted for as operating expense and scheduled as normal operations to maintain operating efficiencies. These turnarounds and maintenance projects resulted in a decrease in average throughput volumes by approximately 5 Mmcf/d over the quarter. AltaGas' processing facilities continued to experience operational availability in the 98 percent range, which resulted in net revenue being only marginally affected by these shutdowns. The Marten Creek facility was shutdown and curtailed for an equivalent of four days lost production due to expansion activity.

During the third quarter, AltaGas continued to execute its growth strategy by initiating gas plant construction projects in the Clear Prairie and Princess areas of Alberta. The two projects are licensed to add 35 Mmcf/d of gas processing capacity and commissioning of the plants is anticipated to occur in early to mid-December 2005, subject to regulatory approvals being received. Total construction costs for the two projects are estimated to be approximately $20 million. The Clear Prairie gas plant will expand operations in northwest Alberta near the British Columbia border into a new production area. The Princess gas plant leverages off existing operations at Bantry and expands AltaGas' presence in the area. These development projects are supported by producer commitments designed to mitigate AltaGas' financial exposure to potential throughput declines.

In the extraction component, the Empress EnCana facility experienced a two-week shutdown in early July related to severe weather conditions that occurred in June. However, net revenue for the three and nine-month periods ended September 30, 2005 was not impacted by these conditions due to commercial arrangements in place and operational flexibility at Empress. Net revenue for the three and nine-month periods ended September 30, 2005 increased to $7.5 million and $21.5 million, respectively, compared to $5.5 million and $12.6 million for the same periods in 2004. Average ethane and NGL volumes extracted for the third quarter and first nine months of 2005 were 18,065 and 19,339 Bbls/d, respectively, compared to 13,054 and 10,812 Bbls/d for the same periods in 2004. Volume and net revenue increases in 2005 were mainly due to the acquisition of a 48 2/3 percent interest in EEEP in late August 2004.

Gross invested capital additions in the Gathering and Processing segment were $13.6 million for the third quarter and $29.3 million for the nine months ended September 30, 2005, compared to $49.0 million for the third quarter and $67.7 million for the nine months ended September 30, 2004.

GATHERING AND PROCESSING OUTLOOK

The outlook for the Gathering and Processing segment is positive for the remainder of 2005 and 2006 due to high levels of drilling activity in AltaGas' catchment areas, which is expected to result in increased volume throughput and expansion opportunities.

On October 11, 2005 AltaGas announced that it had acquired a 100 percent working interest in the 24 Mmcf/d Blair Creek sweet gas processing facility near Fort St. John, British Columbia for $9.5 million. The facility went into service on October 30, 2005. The Blair Creek gas plant provides much needed sweet gas processing capacity to producers in this area of northeast British Columbia, while allowing AltaGas to serve new production areas in British Columbia with the potential for continued growth.

ENERGY SERVICES

The Energy Services segment includes the power and gas services components as well as the oil and gas production component. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

FINANCIAL RESULTS	Three months ended September 30		Nine months ended September 30	
($ millions)	**2005**	2004	**2005**	2004
Revenue	319.3	124.4	873.2	381.3
Net revenue	20.7	16.6	56.8	41.0
Operating and administrative expense	4.5	2.7	14.0	7.6
Amortization expense	2.9	2.3	8.5	6.5
Operating income	13.3	11.6	34.3	26.9

OPERATING STATISTICS	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Power services				
Volume of power sold (thousands of MWh)	872	877	2,587	2,603
Average price received on the sale of power ($/MWh)	55.40	49.22	51.03	48.30
Alberta Power Pool average spot price ($/MWh)	66.79	54.35	54.72	54.40
Gas services				
Retail energy services contracts[1]	408	-	408	-
Average wholesale volumes marketed (GJ/d)	299,282	144,160	314,167	151,057

(1) Active retail energy service contracts at the end of the reporting period

Net revenue in the Energy Services segment for the three and nine months ended September 30, 2005 was $20.7 million and $56.8 million, respectively, compared to $16.6 million and $41.0 million for the same periods in 2004. The increases were mainly due to an acquisition in the gas services component in October 2004, combined with increased margins in the power services component related to increased power prices received on the sale of power.

Net revenue in the power services component for the three and nine months ended September 30, 2005 was $15.0 million and $39.6 million, an increase of eight percent and 14 percent, respectively, from $13.9 million and $34.6 million for the same periods in 2004. The increases were largely due to higher prices received on the sale of power. For the three months ended September 30, 2005, increased revenue was partially offset by higher transmission costs and an unfavourable Alberta Electric System Operator (AESO) true-up on transmission charges. AESO is entitled to recover or refund variances between revenues collected through transmission charges and expense incurred by the AESO through true-up adjustments calculated on a quarterly basis. For the third quarter of 2005, the adjustment resulted in a charge to earnings of $1.4 million, while in the third quarter of 2004 the adjustment was an increase to earnings of $0.9 million.

AltaGas reduces its exposure to power price volatility by locking in prices on the majority of its available power supply. This is done by entering into forward contracts with terms ranging from one month to three years. The average price received on the sale of power for the three and nine months ended September 30, 2005 was $55.40/MWh and $51.03/MWh, respectively, compared to $49.22/MWh and $48.30/MWh for the same periods last year.

The gas services component's net revenue for the three and nine months ended September 30, 2005 was $3.0 million and $10.6 million, compared to $1.0 million and $1.3 million for the same periods in 2004. The increases were primarily due to the energy wholesale and retail business acquired in October 2004. The energy retail business consists of one to three-year contracts with commercial, industrial and institutional end-users on a fee for service basis. The acquisition also contributed fixed margins received on the sale of wholesale gas supply, which further increased net revenue for the period.

ENERGY SERVICES OUTLOOK

AltaGas executes a hedging strategy designed to mitigate the impact of power price volatility on earnings. On an ongoing basis the Trust locks in a significant portion of its power supply at fixed prices. Recent forward power prices in Alberta have been higher than previous years, resulting in hedged power volumes at higher average prices for 2006 compared to prices received in 2005. The 100 MW Genesee power supply arrangement expires in March 2006, however, the decline in earnings is expected to be offset by higher prices on hedged volumes from the Sundance Power Purchase Arrangement. AltaGas continues to pursue growth opportunities in power generation projects and the acquisition of power supply contracts.

In the gas services component, the energy retail business continues to generate cash flow and earnings in line with expectations. New retail customers acquired in the third quarter included a national hotel chain, a major Canadian brewery, and a major merchandise retail chain. Although regulatory changes resulted in a decrease in the number of retail contracts compared to last quarter, the new contracts are expected to have an overall positive impact on results during the remainder of 2005 and 2006.

As described in the "Subsequent Events" section of this MD&A, AltaGas closed the acquisition of iQ2 Power Corp. (iQ2) on November 3, 2005. iQ2 operates in the power and natural gas retail markets in Alberta, serving over 700 agricultural, industrial and commercial clients with a total demand of approximately 60 MW. This acquisition supports AltaGas' strategy of developing a national energy retail services business serving commercial, industrial and institutional end-users.

In 2006 the gas services component's earnings are expected to benefit from the acquisition of iQ2, as well as from organic growth in retail gas and electricity services.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AUI), AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited (Heritage Gas).

FINANCIAL RESULTS	Three months ended September 30		Nine months ended September 30	
($ millions)	**2005**	2004	**2005**	2004
Revenue	**18.2**	14.0	**86.6**	82.7
Net revenue	**6.1**	5.1	**24.8**	21.0
Operating and administrative expense	**4.6**	3.9	**13.8**	12.3
Amortization expense	**2.0**	1.5	**6.0**	4.7
Operating income	**(0.5)**	(0.3)	**5.0**	4.0

OPERATING STATISTICS[1]	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Volume of natural gas distributed				
Sales (Bcf)	**1.4**	1.5	**8.8**	9.2
Transportation (Bcf)	**2.5**	2.6	**7.4**	8.2
Degree day variance (percent)[2]	**18.0**	24.8	**(0.1)**	6.6
Number of customers[3]	**61,017**	60,048	**61,017**	60,048

(1) AUI only

(2) Variance from 20 year average. Positive variances are favorable

(3) At September 30

The natural gas distribution business is highly seasonal, with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of segment annual net revenue, resulting in strong first and fourth quarter results and second and third quarter results that show either small profits or losses.

For the third quarter and first nine months of 2005, net revenue in the Natural Gas Distribution segment was $6.1 million and $24.8 million, respectively, compared to $5.1 million and $21.0 million for the same periods in 2004. The increases were due to AUI's anticipated rate increases to recover higher operating costs and amortization, partially offset by warmer weather in 2005 compared to 2004.

In December 2004 AUI filed a Phase 1 General Rate Application for 2005 and 2006. A hearing on the application was completed on July 20, 2005 and a decision on this phase is expected in the fourth quarter of 2005.

Heritage Gas continues to expand service within the Dartmouth area. In September Heritage Gas activated newly constructed transmission and distribution systems and commenced service to customers in the town of Amherst and Cumberland County. In August Heritage Gas received proceeds from a $7.6 million loan provided by the Province of Nova Scotia. The proceeds of the loan are to be used to finance a portion Heritage Gas' capital expenditures to expand its system.

NATURAL GAS DISTRIBUTION OUTLOOK

On May 25, 2005 AltaGas announced that its Board of Directors had approved in principle the spin-out of the natural gas distribution business as a public corporation separate from AltaGas Income Trust and its subsidiaries. The spin-out is expected to close on November 17, 2005. No gain or loss is expected to be reported as a result of the transaction.

See "Proposed Transactions" section of this MD&A for additional details.

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

($ millions)	**Q3 05**	Q2 05	Q1 05	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03[1]
Net revenue	65.4	63.0	75.4	68.8	60.6	59.1	56.5	61.0
Operating income	22.9	22.0	34.2	29.4	23.4	17.6	21.2	25.9
Net income	17.2	19.1	27.6	25.8	17.1	11.9	11.0	12.0
($ per unit)								
Earnings								
Basic	0.32	0.35	0.52	0.49	0.33	0.25	0.24	0.26
Diluted	0.32	0.35	0.52	0.48	0.33	0.25	0.24	0.26
Dividends/distributions[2]	0.47	0.45	0.45	0.45	0.45	0.30	0.11	0.11

(1) Prior period has been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations.

(2) On August 10, 2005 the Trust announced an increase in the monthly distribution to $0.16 per unit. The distributions for the second quarter of 2004 are for the period starting May 1, 2004, the effective date of the Trust. Prior to May 1, 2004 ASI paid quarterly dividends from the first quarter of 2001 through the first quarter of 2004.

Identifiable trends in AltaGas' business in the past eight quarters reflect the organization's conversion to a trust, its growth, a favourable business environment, seasonality in the natural gas distribution business and asset dispositions.

The conversion to a Trust was effective May 1, 2004. Operating performance improvements, acquisitions, gains on asset dispositions and a positive income tax impact resulting from the reorganization into a Trust contributed to period over period improvements in the results.

Significant items which have impacted individual quarterly earnings were as follows:

- Fourth quarter 2003 net income was higher by approximately $0.2 million as a result of the expansion of the Empress extraction facility completed late in the third quarter of 2003.
- Net income for the first quarter of 2004 included approximately $0.4 million of net income contributed from the Rainbow Lake gathering and processing facilities acquired in late 2003.
- Second quarter 2004 net income was unfavourably impacted by $2.4 million in non-cash compensation expense recorded as the result of all outstanding unvested employee trust unit options vesting effective May 1, 2004 and by trust conversion costs of $3.5 million, partially offset by lower income tax expense resulting from the conversion to a trust.
- Net income in the third quarter of 2004 reflected continuing trust conversion costs, with AltaGas recording $0.9 million of trust conversion expenses for the quarter. During the quarter AltaGas also closed the acquisition of a 48 2/3 percent interest in EEEP from BP Canada Energy Resources Company.
- Fourth quarter 2004 net income included the results of the PremStar businesses, acquired on October 6, 2004, which increased net income by $1.4 million.
- Net income for the first quarter of 2005 included a $7.9 million after-tax gain related to the change in the Trust's ownership interest in Taylor.
- Second quarter 2005 net income included an after-tax loss of $0.5 million related to the Trust's ownership interest in Taylor.

Third quarter 2005 results are discussed in detail in this MD&A.

PROPOSED TRANSACTIONS

On May 25, 2005 AltaGas Income Trust announced its intention to spin-out its natural gas distribution business, into a separate publicly traded company, AltaGas Utility Group Inc. The Trust currently owns all of Utility Group and on closing will distribute a portion of the common shares of Utility Group to the Trust's unitholders and close the sale of a portion of its units, retaining approximately 25 percent of Utility Group.

On November 4, 2005 AltaGas Utility Group Inc. filed and was receipted for a final prospectus relating to Utility Group's initial public offering of its common shares consequent to the spin-out of the Trust's natural gas distribution business.

The final prospectus qualifies for sale the Treasury Offering of 390,000 common shares by Utility Group at a price of $7.50 per share for gross proceeds of approximately $2.9 million. The final prospectus also qualifies for sale the Secondary Offering of 1,716,000 common shares of Utility Group by AltaGas LP#1 at the same price of $7.50 per share, for gross proceeds of approximately $12.9 million (the Treasury Offering and the Secondary Offering collectively being the Offering).

In addition, the prospectus qualifies the Trust and AltaGas LP#1 to distribute 3,900,000 common shares of Utility Group to Trust unitholders and holders of exchangeable partnership units of AltaGas LP#1. Utility Group's shares will be distributed at one common share for approximately each 14 trust units or exchangeable partnership units held. The exact number of shares to be received by each unitholder will be determined on the record date of November 14, 2005 at 4:30 p.m. (Calgary time), and will be included in a press release issued by the Trust on that date. Registered unitholders will receive a share certificate for shares of Utility Group in the mail. Shares distributed to non-registered unitholders will be credited to their investment accounts. Following completion of the Offering and the distribution of shares to unitholders, the Trust will indirectly retain 2,184,000 common shares, or approximately 27 percent of Utility Group.

The spin-out is expected to close on November 17, 2005. At that time, Utility Group will draw on new credit facilities with a syndicate of Canadian chartered banks and use such funds, together with the net proceeds of the Treasury Offering, to repay debt to the Trust. The Trust will use the cash received to reduce its debt.

Upon completion of the Offering, Utility Group will be a publicly traded holding company with 8,190,000 shares outstanding, owning indirect interests in three companies, AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd., each operating natural gas distribution utilities in Canada.

Utility Group and AltaGas LP#1 have each granted the underwriters an option exercisable for a period of 30 days following closing for an additional 15 percent of the Treasury Offering and the Secondary Offering. If the over-allotment option is exercised in full, 8,248,500 shares of AltaGas Utility Group Inc. will be outstanding, and the Trust's indirect ownership of Utility Group will be reduced to approximately 23 percent.

The Toronto Stock Exchange has conditionally approved the listing of Utility Group's common shares under the symbol AUI and listing is subject to Utility Group fulfilling all of the requirements of the TSX on or before February 1, 2006.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (CICA) issued Accounting guideline 15 (AcG-15) "Consolidation of Variable Interest Entities", which is effective for annual and interim reporting periods commencing after November 1, 2004. This guideline requires organizations to assess any entity in which it may have a variable interest to determine whether or not the assets, liabilities and results of the entities' activities should be reported on other than a consolidated basis. AltaGas has determined there is no requirement to change its reporting with regard to interests in entities reported in its consolidated financial statements.

On March 18, 2005 the CICA issued revised Emerging Issues Committee Abstract (EIC) 151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. Exchangeable securities issued and outstanding by AltaGas Limited Partnership No. 1 at December 31, 2004 and September 30, 2005 meet the criteria for equity presentation and as a result, EIC 151 has no effect on AltaGas.

The revised EIC became effective for annual and interim reporting periods ending on or after June 30, 2005. AltaGas has determined that it is compliant with the requirements of this guidance.

CRITICAL ACCOUNTING ESTIMATES

AltaGas' financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessments. For a full discussion of these critical accounting estimates, refer to the MD&A provided in AltaGas' 2004 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on the 2005 financial performance of AltaGas has been to provide revenue stability in the power services component. Alberta Power Pool prices ranged from $7.34 per MWh to $694.30 per MWh in the third quarter of 2005. Through the use of financial hedges on the portion of its 2005 power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At September 30, 2005 the Trust had interest rates fixed through swap transactions with varying terms to maturity on its entire total drawn bank debt of $185.0 million. Including AltaGas' medium-term notes and capital leases, the rate has been fixed on 100 percent of AltaGas' total debt. The amount of fixed-rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

INVESTED CAPITAL

During the third quarter of 2005, AltaGas invested $18.1 million in capital assets, energy services arrangements, contracts and relationships and long-term investments, compared to $67.1 million for the same period in 2004. For the nine months ended September 30, 2005 the Trust invested $38.9 million compared to $90.1 million for 2004.

INVESTED CAPITAL BY SEGMENT

For the three months ended September 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Capital assets	$ 13.2	$ 0.3	$ 4.0	$ 17.5
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	0.4	-	0.2	0.6
Net additions	$ 13.6	$ 0.3	$ 4.2	$ 18.1

For the three months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Capital assets	$ 38.4	$ 14.6	$ 3.0	$ 56.0
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	10.6	-	0.5	11.1
	$ 49.0	$ 14.6	$ 3.5	$ 67.1
Disposals:				
Capital assets	$ (0.7)	$ -	$ -	$ (0.7)
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	-	-	-	-
	$ (0.7)	$ -	$ -	$ (0.7)
Net additions	$ 48.3	$ 14.6	$ 3.5	$ 66.4

For the nine months ended September 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Capital assets	$ 23.9	$ 1.0	$ 8.3	$ 33.2
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	5.4	-	0.3	5.7
	$ 29.3	$ 1.0	$ 8.6	$ 38.9
Disposals:				
Capital assets	$ (7.1)	$ -	$ -	$ (7.1)
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	(13.0)	-	-	(13.0)
	$ (20.1)	$ -	$ -	$ (20.1)
Net additions	$ 9.2	$ 1.0	$ 8.6	$ 18.8

For the nine months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Capital assets	$ 54.9	$ 14.9	$ 6.7	$ 76.5
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	12.8	-	0.8	13.6
	$ 67.7	$ 14.9	$ 7.5	$ 90.1
Disposals:				
Capital assets	$ (0.7)	$ -	$ -	$ (0.7)
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	(3.4)	-	-	(3.4)
	$ (4.1)	$ -	$ -	$ (4.1)
Net additions	$ 63.6	$ 14.9	$ 7.5	$ 86.0

AltaGas categorizes its invested capital into maintenance, growth and administrative categories. Growth capital accounted for $15.7 million in the third quarter of 2005, compared to $64.0 million for the same quarter in 2004, which included field gathering and processing component facility acquisitions and expansions as well as expansions in the Natural Gas Distribution segment. Maintenance capital projects amounting to $1.5 million in the third quarter of 2005 and $2.0 million for the same period of 2004 were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments to maintain the productive capability of the facilities and gathering and distribution systems. Administrative capital expenditures, including computer hardware and software projects, totaled $0.9 million in the third quarter of 2005 compared to $1.1 million for the same period in 2004.

Growth capital spending was $31.1 million in the first nine months of 2005, compared to $82.8 million for the same period in 2004. $5.4 million and $4.3 million was spent on maintenance capital projects in the first nine months of 2005 and 2004, respectively, mainly in the Gathering and Processing and Natural Gas Distribution segments. Administrative capital expenditures, including computer hardware and software projects, totaled $2.4 million in the first nine months of 2005 compared to $3.0 million for the same period in 2004.

The composition of investing activity for the third quarter and first nine months of 2005 and 2004 are as follows:

INVESTED CAPITAL BY ACTIVITY

For the three months ended September 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Maintenance	$ 0.4	$ -	$ 1.1	$ 1.5
Growth	12.7	0.1	2.9	15.7
Administrative	0.5	0.2	0.2	0.9
	$ 13.6	$ 0.3	$ 4.2	$ 18.1
Net invested capital	$ 13.6	$ 0.3	$ 4.2	$ 18.1

For the three months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Maintenance	$ 0.7	$ -	$ 1.3	$ 2.0
Growth	47.4	14.6	2.0	64.0
Administrative	0.9	-	0.2	1.1
	$ 49.0	$ 14.6	$ 3.5	$ 67.1
Dispositions	(0.7)	-	-	(0.7)
Net invested capital	$ 48.3	$ 14.6	$ 3.5	$ 66.4

For the nine months ended September 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Maintenance	$ 2.2	$ 0.4	$ 2.8	$ 5.4
Growth	25.5	0.2	5.4	31.1
Administrative	1.6	0.4	0.4	2.4
	$ 29.3	$ 1.0	$ 8.6	$ 38.9
Dispositions	(20.1)	-	-	(20.1)
Net invested capital	$ 9.2	$ 1.0	$ 8.6	$ 18.8

For the nine months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Maintenance	$ 1.9	$ -	$ 2.4	$ 4.3
Growth	63.7	14.6	4.5	82.8
Administrative	2.1	0.3	0.6	3.0
	$ 67.7	$ 14.9	$ 7.5	$ 90.1
Dispositions	(4.1)	-	-	(4.1)
Net invested capital	$ 63.6	$ 14.9	$ 7.5	$ 86.0

LIQUIDITY AND CAPITAL RESOURCES

The Trust believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium Distribution™ programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities. A description of the Trust's credit facilities can be found in notes 9 and 10 to the Consolidated Financial Statements included in the Trust's 2004 Annual Report.

OPERATING ACTIVITIES

Funds generated from operations before changes in current operating assets and liabilities were $31.1 million and $92.6 million for the three and nine months ended September 30, 2005, respectively, compared with $28.6 million and $74.7 million for the same periods in 2004.

AltaGas had a working capital deficit of $28.4 million at September 30, 2005, compared to a working capital deficit of $106.5 million at December 31, 2004. The primary driver for the change in working capital compared to December 31, 2004 was the issuance of $100.0 million of new MTNs on August 30, 2005. The MTNs are classified in the financial statements as long-term debt.

INVESTING ACTIVITIES

Cash used for investing activities for the quarter and nine months ended September 30, 2005 was $15.3 million and $10.2 million, respectively, compared with $52.2 million and $76.8 million for the same periods in 2004. This increase reflected decreased expenditures on capital assets in 2005 related to timing of capital projects.

FINANCING ACTIVITIES

Cash from financing activities for the three months ended September 30, 2005 was $49.5 million compared to cash used for financing activities of $18.0 million in the same period of 2004. The increase was mainly due to the issuance of $100.0 million MTNs in August 2005, partially offset by increased distributions and increased repayments of long-term debt.

Cash used for financing activities for the nine months ended September 30, 2005 was $3.5 million compared to cash used for financing activities of $2.2 million for the same period of 2004. The increase was due to distributions provided to unitholders, offset by proceeds from the equity issuance in June 2004, and by the factors described in the previous paragraph.

AltaGas uses debt and equity funding based on the Trust's capital structure, which is determined by considering the norms and risks associated with each of its business components and segments. At September 30, 2005 AltaGas had total debt outstanding of $406.3 million, up from $359.5 million at December 31, 2004. The debt of $406.3 million at September 30, 2005 would have been $334.5 million had the cash and short-term investments been used to pay down debt on September 30, 2005. AltaGas Operating Partnership and AltaGas Income Trust each had $100.0 million in MTNs outstanding and AltaGas Holding Limited Partnership No.1 had access to prime loans, bankers' acceptances and letters of credit though bank lines totaling $425.0 million. As at September 30, 2005 AltaGas Holding Limited Partnership No.1 had drawn bank debt of $185.0 million and letters of credit outstanding of $40.7 million. These two entities fund all operating subsidiaries. As an income trust, AltaGas targets a debt to total capitalization ratio of between 45 and 50 percent. The Trust's debt to total capitalization ratio as at September 30, 2005 increased to 45.0 percent from 42.6 percent at December 31, 2004.

On August 30, 2005 AltaGas Income Trust completed the issuance of $100.0 million of senior unsecured MTNs under the Trust's Universal Shelf Prospectus dated May 18, 2005 and Prospectus Supplement dated August 23, 2005 establishing AltaGas' MTN program. Details of the new MTN issue can be found in note 4 to the Interim Consolidated Financial Statements included with this MD&A. Subsequent to September 30, 2005 the proceeds of the issuance were used to repay debt instruments (see discussion in Subsequent Events section). AltaGas anticipates annual interest expense savings of approximately $2.9 million related to the retirement of the MTNs that were issued October 4, 2000 at an interest rate of 7.28 percent.

On September 30, 2005 AltaGas renegotiated the terms of its syndicated term facility and demand operating facility to extend the term of these facilities to September 30, 2008.

RISK FACTORS

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of AltaGas. These risk factors are presented in the MD&A and AltaGas' Annual Information Form for the year ended December 31, 2004. Management has determined that market, financial and counterparty risks remain substantially unchanged since December 31, 2004.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI security holders exchanged their shares in the company for trust units and eligible security holders also received exchangeable units that are exchangeable into trust units on a one for one basis. The exchangeable units are not listed for trading on an exchange.

At October 31, 2005 the Trust had 52,298,620 trust units and 2,142,125 exchangeable units outstanding and a market capitalization of $1.4 billion based on a closing trading price on October 31, 2005 of $25.49 per trust unit. At October 31, 2005 there were 195,700 options outstanding and 50,500 options exercisable under the terms of the unit option plan.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

SUBSEQUENT EVENTS

MEDIUM-TERM NOTES

Consolidated cash and short-term investments at September 30, 2005 of $71.8 million arising largely from the proceeds of the issuance on August 30, 2005 of the $100.0 million MTNs described in note 4 were held to repay medium-term notes due October 4, 2005. The debt of $406.3 million at September 30, 2005 would have been $334.5 million had the cash and short-term investments been used to pay down debt on September 30, 2005.

iQ2 POWER

On November 3, 2005 AltaGas completed the acquisition of substantially all of the assets and liabilities of iQ2 Power Corp. iQ2 purchases power and natural gas for sale in the retail market in Alberta, serving over 700 agricultural, industrial and commercial clients with a total demand of approximately of 60 MW.

NATURAL GAS DISTRIBUTION SPIN-OUT

On May 25, 2005 AltaGas Income Trust announced its intention to spin-out its natural gas distribution business, into a separate publicly traded company, AltaGas Utility Group Inc. The Trust currently owns all of Utility Group and on closing will distribute a portion of the common shares of Utility Group to the Trust's unitholders and close the sale of a portion of its units, retaining approximately 25 percent of Utility Group.

On November 4, 2005 AltaGas Utility Group Inc. filed and was receipted for a final prospectus relating to Utility Group's initial public offering of its common shares consequent to the spin-out of the Trust's natural gas distribution business.

The final prospectus qualifies for sale the Treasury Offering of 390,000 common shares by Utility Group at a price of $7.50 per share for gross proceeds of approximately $2.9 million. The final prospectus also qualifies for sale the Secondary Offering of 1,716,000 common shares of Utility Group by AltaGas LP#1 at the same price of $7.50 per share, for gross proceeds of approximately $12.9 million (the Treasury Offering and the Secondary Offering collectively being the Offering).

In addition, the prospectus qualifies the Trust and AltaGas LP#1 to distribute 3,900,000 common shares of Utility Group to Trust unitholders and holders of exchangeable partnership units of AltaGas LP#1. Utility Group's shares will be distributed at one common share for approximately each 14 trust units or exchangeable partnership units held. The exact number of shares to be received by each unitholder will be determined on the record date of November 14, 2005 at 4:30 p.m.

(Calgary time), and will be included in a press release issued by the Trust on that date. Registered unitholders will receive a share certificate for shares of Utility Group in the mail. Shares distributed to non-registered unitholders will be credited to their investment accounts. Following completion of the Offering and the distribution of shares to unitholders, the Trust will indirectly retain 2,184,000 common shares, or approximately 27 percent of Utility Group.

The spin-out is expected to close on November 17, 2005. At that time, Utility Group will draw on new credit facilities with a syndicate of Canadian chartered banks and use such funds, together with the net proceeds of the Treasury Offering, to repay debt to the Trust. The Trust will use the cash received to reduce its debt.

Upon completion of the Offering, Utility Group will be a publicly traded holding company with 8,190,000 shares outstanding, owning indirect interests in three companies, AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd., each operating natural gas distribution utilities in Canada.

Utility Group and AltaGas LP#1 have each granted the underwriters an option exercisable for a period of 30 days following closing for an additional 15 percent of the Treasury Offering and the Secondary Offering. If the over-allotment option is exercised in full, 8,248,500 shares of AltaGas Utility Group Inc. will be outstanding, and the Trust's indirect ownership of Utility Group will be reduced to approximately 23 percent.

The Toronto Stock Exchange has conditionally approved the listing of Utility Group's common shares under the symbol AUI and listing is subject to Utility Group fulfilling all of the requirements of the TSX on or before February 1, 2006.

BLAIR CREEK GAS PROCESSING FACILITY

On October 11, 2005, AltaGas announced it had acquired a 100 percent working interest in the 24 Mmcf/d sweet gas processing facility for approximately $9.5 million. The Blair Creek Gas Plant is located approximately 90 kilometres northwest of Fort St. John, B.C. The facility went into service October 30, 2005.

FEDERAL GOVERNMENT INCOME TRUST CONSULTATIVE PROCESS

On September 8, 2005 the federal Government of Canada issued a consultation paper regarding a review of the income trust sector. Subsequent to the White Paper, the government issued a decision to postpone all advance tax rulings for trust conversions. These developments have resulted in some uncertainty in the capital markets with respect to the trust sector. Management is monitoring the actions of the Government of Canada in this matter and is supportive of the efforts of the trust industry in its representations to the Government.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force. It provides that a unitholder will not be, as a beneficiary, liable for any act, defaults, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

At the request of the Board of Directors, David Cornhill has agreed to continue serving in his current capacity as Chairman, President, and Chief Executive Officer and to defer his retirement plans. Mr. Cornhill has been the leader of AltaGas Income Trust and its predecessor since AltaGas was founded in 1994.

Consolidated Balance Sheets

($ thousands)	September 30 2005 (unaudited)	December 31 2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 71,765	$ 2,669
Accounts receivable	190,496	160,507
Inventory	465	250
Customer deposits	25,624	26,550
Other	10,937	4,845
	299,287	194,821
Capital assets	744,236	746,729
Energy services arrangements, contracts and relationships	107,686	113,102
Goodwill	18,860	18,860
Future income taxes	-	208
Long-term investments and other assets (note 3)	30,141	34,876
	$ 1,200,210	$ 1,108,596
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 173,937	$ 144,594
Distributions payable to unitholders	8,693	7,979
Short-term debt	14	7,016
Current portion of long-term debt	101,053	101,001
Customer deposits	25,624	26,550
Other	18,384	14,193
	327,705	301,333
Long-term debt (note 4)	305,264	251,462
Asset retirement obligations	16,301	16,122
Future income taxes	54,616	56,164
	376,181	323,748
Unitholders' equity (notes 5 and 6)	496,324	483,515
	$ 1,200,210	$ 1,108,596

See accompanying notes to the consolidated financial statements

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

	Three months ended September 30		Nine months ended September 30	
($ thousands except per unit amounts)	**2005**	2004	**2005**	2004
REVENUE				
Operating	**$ 369,061**	$ 178,042	**$1,029,654**	$ 546,240
Gain on investments (note 3)	**-**	(10)	**9,340**	(53)
Other	**423**	508	**566**	1,273
	369,484	178,540	**1,039,560**	547,460
EXPENSES				
Cost of sales	**304,081**	117,970	**835,731**	371,228
Operating and administrative	**30,101**	26,735	**88,149**	83,446
Amortization	**12,340**	10,366	**36,509**	30,575
	346,522	155,071	**960,389**	485,249
Operating income	**22,962**	23,469	**79,171**	62,211
Interest expense				
Short-term debt	**165**	19	**446**	266
Long-term debt	**4,970**	4,902	**14,755**	15,525
Income before income taxes	**17,827**	18,548	**63,970**	46,420
Income taxes	**623**	1,449	**81**	6,393
Net income	**17,204**	17,099	**63,889**	40,027
Accumulated earnings, beginning of period	**243,504**	153,946	**196,819**	131,018
Accumulated earnings, end of period	**$ 260,708**	$ 171,045	**$ 260,708**	$ 171,045
Net income per unit (note 7)				
Basic	**$ 0.32**	$ 0.33	**$ 1.19**	$ 0.83
Diluted	**$ 0.32**	$ 0.33	**$ 1.19**	$ 0.82

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

(unaudited)

($ thousands)	Three months ended September 30 2005	2004	Nine months ended September 30 2005	2004
CASH FROM OPERATIONS				
Net income	$ 17,204	$ 17,099	$ 63,889	$ 40,027
Items not involving cash:				
Amortization	12,340	10,366	36,509	30,575
Accretion of asset retirement obligations	332	309	973	870
Stock option compensation (note 6)	5	-	9	2,491
Future income taxes	823	493	(1,181)	577
(Gain) loss on sale of assets and investment transactions	(63)	13	(9,410)	53
Equity income	(422)	(414)	(549)	(1,369)
Distributions from equity investments	726	568	2,169	1,167
Other	94	91	161	265
Funds generated from operations	31,039	28,525	92,570	74,656
ARO costs incurred and other	(1)	-	(146)	-
Net change in non-cash working capital	3,719	1,661	(9,603)	4,649
Cash from operations	34,757	30,186	82,821	79,305
INVESTING ACTIVITIES				
Increase in customer deposits	(976)	-	(926)	-
Acquisition of capital assets	(13,783)	(41,614)	(26,333)	(67,438)
Disposition of capital assets	-	-	5,030	-
Acquisition of energy services arrangements and contracts	1	-	1	(12)
Acquisition of long-term investments and other assets	(581)	(10,600)	(1,000)	(12,837)
Disposition of long-term investments and other assets	-	4	13,027	3,444
Cash from (used for) investing activities	(15,339)	(52,210)	(10,201)	(76,843)
FINANCING ACTIVITIES				
Decrease in short-term debt	(4,244)	552	(6,950)	(3,939)
Increase in long-term debt	71,360	(291)	53,801	(51,643)
Dividends	-	-	-	(5,051)
Distributions to unitholders	(24,905)	(23,091)	(73,118)	(30,022)
Cost of issuing units on conversion	-		-	
Net proceeds from issuance of units (note 6)	7,318	4,819	22,743	88,419
Cash from (used for) investing activities	49,529	(18,011)	(3,524)	(2,236)
Change in cash and cash equivalents	68,947	(40,035)	69,096	226
Cash and cash equivalents, beginning of period	2,818	40,261	2,669	-
Cash and cash equivalents, end of period	$ 71,765	$ 226	$ 71,765	$ 226

See accompanying notes to the consolidated financial statements

Selected Notes to the Consolidated Financial Statements

(Unaudited)

1. STRUCTURE OF ALTAGAS INCOME TRUST

AltaGas Income Trust (the Trust) is an unincorporated open-ended trust established under the laws of Canada, pursuant to a Declaration of Trust dated March 26, 2004. The Trust commenced operations on May 1, 2004 as successor to AltaGas Services Inc. (ASI) when it acquired all of the shares of ASI for consideration of trust units or exchangeable units on a one for one basis. These unaudited interim consolidated financial statements follow the continuity of interest basis of accounting whereby the Trust is considered a continuation of ASI. As a result, the comparative period figures are those of ASI, while the results of operations include ASI's results for the period up to and including April 30, 2004 and the Trust's results of operations from May 1, 2004 to September 30, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Trust's annual consolidated financial statements for the fiscal year ended December 31, 2004. These interim consolidated financial statements for the three and nine months ended September 30, 2005 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in the Trust's Annual Report.

3. GAIN ON INVESTMENTS

On February 7, 2005 the Trust sold 1.4 million partnership units of Taylor NGL Limited Partnership (Taylor) for proceeds of $12.8 million, realizing a pre-tax gain of $4.8 million. The sale reduced the Trust's ownership in Taylor to 4.0 million units or 14.0 percent.

On March 22, 2005 Taylor issued 13.0 million limited partnership units. AltaGas did not participate in this issue, which reduced the Trust's ownership in Taylor to 9.6 percent and resulted in a pre-tax dilution gain of $4.4 million.

On April 4, 2005 AltaGas recognized a pre-tax gain of $0.1 million resulting from a reorganization of an equity investment.

4. LONG-TERM DEBT

On August 30, 2005 AltaGas completed the issuance of $100.0 million of senior unsecured medium-term notes under the Trust's Universal Shelf Prospectus dated May 18, 2005 and Prospectus Supplement dated August 23, 2005 establishing AltaGas' medium-term note (MTN) program. The notes carry an interest rate of 4.4 percent and mature on September 1, 2010, with interest payable semi-annually. Subsequent to September 30, 2005 the proceeds of the issuance were used to repay debt instruments (see note 12).

On September 30, 2005 AltaGas renegotiated certain of its terms of its revolving credit facilities, including the extension of the maturity dates to September 30, 2008.

5. UNITHOLDERS' EQUITY

	September 30 2005	December 31 2004
Unitholders' capital (note 6)	$ 409,381	$ 386,638
Contributed surplus	2,832	2,823
Accumulated earnings	260,708	196,819
Accumulated dividends	(41,114)	(41,114)
Accumulated unitholders' distributions	(135,483)	(61,651)
	$ 496,324	$ 483,515

For the quarter ended September 30, 2005 $nil (2004 - $nil) of dividends and $24.9 million (2004 - $23.1 million) of distributions were paid by the Trust.

6. UNITHOLDERS' CAPITAL

Authorized

- an unlimited number of trust units redeemable for cash at the option of the holder
- an unlimited number of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) class B limited partnership units which are exchangeable into trust units on a one for one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP#1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or the unitholder.
- an unlimited number of AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) class B limited partnership units which are exchangeable into trust units on a one for one basis. Prior to May 1, 2009 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP#2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of either the Trust or the unitholder.

Trust units issued and outstanding:	Number of units	Amount
December 31, 2004	49,825,241	$ 367,349
Units issued for cash on exercise of options	293,911	2,635
Units issued under distribution reinvestment program	843,179	20,108
Units issued for exchangeable units	1,227,869	7,027
September 30, 2005	52,190,200	397,119
Exchangeable units issued and outstanding:		
December 31, 2004	3,370,294	19,289
LP1 units redeemed for trust units	(1,227,869)	(7,027)
September 30, 2005	2,142,425	12,262
Issued and outstanding September 30, 2005	54,332,625	$ 409,381

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At September 30, 2005 3.8 million units were reserved for issuance under the plan. To September 30, 2005 options granted under the plan, including those granted in the third quarter of 2005, generally had a term of ten years to expiry and vested no longer than over a four-year period. On May 1, 2004 subsequent to the establishment of the Trust, all options granted prior to that date were vested.

As at September 30, 2005 the unexpensed fair value of unit option compensation cost associated with future periods was $0.1 million (September 30, 2004 - $nil).

The following table summarizes information about the Trust's unit options:

	Options Outstanding	
	Number of Options	Weighted Average Exercise Price
Unit options outstanding, December 31, 2004	349,411	$ 9.02
Granted	147,200	24.31
Exercised	(293,911)	8.94
Cancelled	(2,000)	23.80
Unit options outstanding September 30, 2005	200,700	$ 20.21
Exercisable at September 30, 2005	55,500	$ 9.46

A summary of the plan as at September 30, 2005:

	Options Outstanding			Options Exercisable	
	Number outstanding at Sept 30, 2005	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable at Sept 30, 2005	Weighted Average Exercise Price
$5.00 - $7.00	11,000	$ 6.23	5.65	11,000	$ 6.23
$7.01 - $15.50	44,500	10.26	8.04	44,500	10.26
$15.01 - $25.80	145,200	24.31	10.29	-	-
	200,700	$ 20.21	9.53	55,500	$ 9.46

7. NET INCOME PER UNIT

The following table summarizes the trust units used in calculating net income per unit:

	Three months ended September 30		*Nine months ended* September 30	
	2005	2004	**2005**	2004
Weighted average number of units - basic [1]	54,207,702	51,410,401	53,836,751	48,189,612
Effect of dilutive stock options	25,652	399,034	55,149	740,927
Weighted average number of units - diluted	54,233,354	51,809,435	53,891,900	48,930,539

[1] Includes weighted average number of exchangeable units for the period

8. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions between the reporting segments are recorded at fair value. The Trust has three reportable segments:

Gathering and Processing - natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services - power services, gas services and oil and natural gas production.

Natural Gas Distribution - natural gas distribution to end-users and related services.

For the three months ended September 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 80,478	$ 319,338	$ 18,219	$ (48,551)	$ 369,484
Cost of sales	(35,929)	(298,601)	(12,107)	42,556	(304,081)
Operating and administrative expenses	(26,973)	(4,550)	(4,573)	5,995	(30,101)
Amortization	(7,500)	(2,865)	(1,975)	-	(12,340)
Operating income	$ 10,076	$ 13,322	$ (436)	$ -	$ 22,962
Net additions to:					
Capital assets	$ 13,233	$ 320	$ 3,998	$ -	$ 17,551
Long-term investments and other assets	$ 361	$ -	$ 228	$ -	$ 589
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 840,202	$ 193,946	$ 166,062	$ -	$ 1,200,210

For the three months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 53,111	$ 124,352	$ 14,009	$ (12,932)	$ 178,540
Cost of sales	(13,368)	(107,783)	(8,925)	12,106	(117,970)
Operating and administrative expenses	(21,000)	(2,721)	(3,840)	826	(26,735)
Amortization	(6,565)	(2,200)	(1,601)	-	(10,366)
Operating income	$ 12,178	$ 11,648	$ (357)	$ -	$ 23,469
Net additions to:					
Capital assets	$ 37,769	$ 14,645	$ 2,915	$ -	$ 55,329
Long-term investments and other assets	$ 10,589	$ -	$ 502	$ -	$ 11,091
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 691,700	$ 140,345	$ 126,657	$ -	$ 958,702

For the nine months ended September 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 236,893	$ 873,206	$ 86,604	$ (157,143)	$ 1,039,560
Cost of sales	(100,020)	(816,358)	(61,833)	142,480	(835,731)
Operating and administrative expenses	(75,008)	(14,005)	(13,799)	14,663	(88,149)
Amortization	(22,071)	(8,511)	(5,927)	-	(36,509)
Operating income	$ 39,794	$ 34,332	$ 5,045	$ -	$ 79,171
Net additions to:					
Capital assets	$ 16,807	$ 1,022	$ 8,300	$ -	$ 26,129
Long-term investments and other assets	$ (7,630)	$ -	$ 343	$ -	$ (7,287)
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 840,202	$ 193,946	$ 166,062	$ -	$ 1,200,210

For the nine months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 146,459	$ 381,268	$ 82,657	$ (62,924)	$ 547,460
Cost of sales	(31,162)	(340,279)	(61,651)	61,864	(371,228)
Operating and administrative expenses	(64,603)	(7,634)	(12,269)	1,060	(83,446)
Amortization	(19,347)	(6,437)	(4,791)	-	(30,575)
Operating income	$ 31,347	$ 26,918	$ 3,946	$ -	$ 62,211
Net additions to:					
Capital assets	$ 54,223	$ 14,907	$ 6,664	$ -	$ 75,794
Long-term investments and other assets	$ 9,352	$ -	$ 849	$ -	$ 10,201
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 691,700	$ 140,345	$ 126,657	$ -	$ 958,702

9. PENSION PLANS AND RETIREMENT BENEFITS

At September 30, 2005 substantially all full-time employees of the Trust's natural gas distribution subsidiary, AltaGas Utilities Inc., were members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and healthcare.

Substantially all of the remaining full-time employees of the Trust that are not employed by the natural gas distribution subsidiaries of AltaGas are members of a defined contribution pension plan. Under the plan AltaGas contributes a base amount per employee as well as matches employee contributions within established guidelines.

The net pension expense recorded for the periods are presented below.

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Defined benefit plan	274	276	817	826
Defined contribution plan	278	-	278	-
Net pension expense	552	276	1,095	826

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

11. SEASONALITY

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

12. SUBSEQUENT EVENTS

MEDIUM-TERM NOTES

Consolidated cash and short-term investments at September 30, 2005 of $71.8 million arising largely from the proceeds of the issuance on August 30, 2005 of the $100.0 million MTNs described in note 4 were held to repay medium-term notes due October 4, 2005. The debt of $406.3 million at September 30, 2005 would have been $334.5 million had the cash and short-term investments been used to pay down debt on September 30, 2005.

iQ2 POWER

On November 3, 2005 AltaGas completed the acquisition of substantially all of the assets and liabilities of iQ2 Power Corp. iQ2 purchases power and natural gas for sale in the retail market in Alberta, serving over 700 agricultural, industrial and commercial clients with a total demand of approximately of 60 MW.

NATURAL GAS DISTRIBUTION SPIN-OUT

On May 25, 2005 AltaGas Income Trust announced its intention to spin-out its natural gas distribution business, into a separate publicly traded company, AltaGas Utility Group Inc. The Trust currently owns all of Utility Group and on closing will distribute a portion of the common shares of Utility Group to the Trust's unitholders and close the sale of a portion of its units, retaining approximately 25 percent of Utility Group.

On November 4, 2005 AltaGas Utility Group Inc. filed and was receipted for a final prospectus relating to Utility Group's initial public offering of its common shares consequent to the spin-out of the Trust's natural gas distribution business.

The final prospectus qualifies for sale the Treasury Offering of 390,000 common shares by Utility Group at a price of $7.50 per share for gross proceeds of approximately $2.9 million. The final prospectus also qualifies for sale the Secondary Offering of 1,716,000 common shares of Utility Group by AltaGas LP#1 at the same price of $7.50 per share, for gross proceeds of approximately $12.9 million (the Treasury Offering and the Secondary Offering collectively being the Offering).

In addition, the prospectus qualifies the Trust and AltaGas LP#1 to distribute 3,900,000 common shares of Utility Group to Trust unitholders and holders of exchangeable partnership units of AltaGas LP#1. Utility Group's shares will be distributed at one common share for approximately each 14 trust units or exchangeable partnership units held. The exact number of shares to be received by each unitholder will be determined on the record date of November 14, 2005 at 4:30 p.m. (Calgary time), and will be included in a press release issued by the Trust on that date. Registered unitholders will receive a share certificate for shares of Utility Group in the mail. Shares distributed to non-registered unitholders will be credited to their investment accounts. Following completion of the Offering and the distribution of shares to unitholders, the Trust will indirectly retain 2,184,000 common shares, or approximately 27 percent of Utility Group.

The spin-out is expected to close on November 17, 2005. At that time, Utility Group will draw on new credit facilities with a syndicate of Canadian chartered banks and use such funds, together with the net proceeds of the Treasury Offering, to repay debt to the Trust. The Trust will use the cash received to reduce its debt.

Upon completion of the Offering, Utility Group will be a publicly traded holding company with 8,190,000 shares outstanding, owning indirect interests in three companies, AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd., each operating natural gas distribution utilities in Canada.

Utility Group and AltaGas LP#1 have each granted the underwriters an option exercisable for a period of 30 days following closing for an additional 15 percent of the Treasury Offering and the Secondary Offering. If the over-allotment option is exercised in full, 8,248,500 shares of AltaGas Utility Group Inc. will be outstanding, and the Trust's indirect ownership of Utility Group will be reduced to approximately 23 percent.

The Toronto Stock Exchange has conditionally approved the listing of Utility Group's common shares under the symbol AUI and listing is subject to Utility Group fulfilling all of the requirements of the TSX on or before February 1, 2006.

BLAIR CREEK GAS PROCESSING FACILITY

On October 11, 2005, AltaGas announced it had acquired a 100 percent working interest in a 24 Mmcf/d sweet gas processing facility for approximately $9.5 million. The Blair Creek Gas Plant is located approximately 90 kilometres northwest of Fort St. John, B.C. The facility went into service October 30, 2005.

Financial and Operating Summary

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions)	Q3/05	Q2/05	Q1/05	Q4/04	Q3/04
REVENUE					
Gathering and Processing					
Field gathering and processing	32.5	30.6	29.9	32.1	29.5
Extraction	40.2	36.8	36.3	36.8	16.9
Transmission	7.3	6.6	6.6	6.6	6.5
Other	0.9	0.0	10.5	1.2	0.8
Intercomponent elimination	(0.4)	(0.5)	(0.4)	(0.5)	(0.6)
Energy Services	319.3	270.3	283.6	248.3	124.4
Natural Gas Distribution[1]	18.2	22.0	46.4	41.9	14.0
Intersegment elimination	(48.6)	(44.7)	(63.9)	(54.6)	(13.0)
	369.4	321.1	349.0	311.8	178.5
NET REVENUE					
Gathering and Processing					
Field gathering and processing	29.3	28.2	27.3	29.3	27.6
Extraction	7.5	6.8	7.2	8.2	5.5
Transmission	7.3	6.6	6.6	6.6	6.5
Other	0.9	0.0	10.5	1.2	0.8
Intercomponent elimination	(0.4)	(0.5)	(0.4)	(0.5)	(0.6)
Energy Services	20.7	19.6	16.5	18.9	16.6
Natural Gas Distribution[1]	6.1	6.9	11.8	9.7	5.1
Intersegment elimination	(6.0)	(4.6)	(4.1)	(4.6)	(0.9)
	65.4	63.0	75.4	68.8	60.6
OPERATING INCOME					
Gathering and Processing	10.1	9.7	20.0	14.1	12.1
Energy Services	13.3	12.0	9.0	11.4	11.6
Natural Gas Distribution[1]	(0.5)	0.3	5.2	3.9	(0.3)
	22.9	22.0	34.2	29.4	23.4

(1) *Q2 and Q3 financial results reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment*

Notes: *Certain comparative figures have been reclassified to conform to the current financial statement presentation.*
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q3/05	Q2/05	Q1/05	Q4/04	Q3/04
GATHERING AND PROCESSING					
Field gathering and processing					
Processing capacity (gross Mmcf/d) [1]	926	916	901	913	906
Processed throughput (gross Mmcf/d) [2]	554	561	558	558	552
Capacity utilization (percent) [1]	60	62	62	61	61
Average working interest (percent) [1]	89	89	90	90	89
Extraction					
Licensed inlet capacity (Mmcf/d) [1]	539	539	539	539	539
Production (Bbls/d) [2]	18,065	18,883	21,103	21,244	13,054
Transmission volumes (Mmcf/d) [2][3]	431	434	429	432	417
ENERGY SERVICES					
Power Services					
Volume of power sold (thousands of MWh)	872	860	851	879	877
Price received on the sale of power ($/MWh) [2]	55.40	50.37	47.24	50.17	49.22
Average Alberta Power Pool prices ($/MWh) [2]	66.79	51.46	45.90	54.95	54.35
Gas services					
Retail energy contracts [4]	408	446	449	427	-
Average wholesale volumes marketed (GJ/d) [2]	299,282	301,416	342,275	243,671	144,160
NATURAL GAS DISTRIBUTION[5]					
Customers	61,017	60,866	60,638	60,430	60,048
Volume of natural gas distributed					
Sales (Bcf) [6]	1.4	2.0	5.4	4.4	1.5
Transportation (Bcf)	2.5	2.4	2.5	2.8	2.6
Degree day variance (percent) [7]	18.0	(4.2)	(1.8)	(4.4)	24.8

(1) At period end
(2) Quarter average
(3) Excludes condensate transmission volumes
(4) Number of active service contracts at end of period
(5) Excludes Inuvik Gas and Heritage Gas operating statistics
(6) Q2 and Q3 natural gas distributed reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment
(7) Variance from 20-year average. Positive variances are favourable

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totaling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin @altagas.ca

www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca